Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of April 26, 2011

among

SALEEN HOLDINGS, INC.,

SALEEN ACQUISITION, INC.

and

SMART MODULAR TECHNOLOGIES (WWH), INC.

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is dated as of April 26, 2011 (this “Agreement”) among Saleen Holdings, Inc., a Cayman Islands exempted company (the “Parent”), Saleen Acquisition, Inc., a Cayman Islands exempted company (“Merger Sub”), and Smart Modular Technologies (WWH), Inc., a Cayman Islands exempted company (the “Company”).

RECITALS

WHEREAS, a special committee of independent directors (the “Special Committee”) of the Board of Directors of the Company (the “Board of Directors”), at a meeting duly called and held, unanimously has (i) determined that this Agreement, the Merger (as defined below) and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the shareholders of the Company as a whole (other than Parent and its Affiliates) (the “Unaffiliated Shareholders”) and the Company as a whole and (ii) resolved to recommend to the Board of Directors that it approve and declare advisable this Agreement and the other transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company such that the Company will be the surviving company (the “Merger”);

WHEREAS, the Board of Directors, at a meeting duly called and held, has (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Unaffiliated Shareholders of the Company and the Company as a whole, (ii) approved the Merger and the other transactions contemplated by this Agreement, (iii) approved and declared this Agreement advisable, and (iv) resolved to recommend authorization and approval of the Merger, the Cayman Plan of Merger and this Agreement by the shareholders of the Company pursuant to Part XVI of the Companies Law (as amended) of the Cayman Islands (the “Cayman Companies Law”);

WHEREAS, the boards of directors of the Parent and Merger Sub have approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, Silver Lake Partners III, L.P. and Silver Lake Sumeru Fund, L.P. (collectively, the “Guarantors”), have each executed and delivered a limited guarantee in favor of the Company (collectively, the “Limited Guarantees”) pursuant to which the Guarantors, upon the terms and subject to the conditions in the Limited Guarantees, have agreed to guarantee certain obligations of the Parent and Merger Sub in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Companies Law, at the Effective Time, Merger Sub will be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall continue its corporate existence under the Cayman Companies Law as the surviving company (within the meaning of the Cayman Companies Law) in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub in accordance with the Cayman Companies Law. The Surviving Corporation shall be liable for and subject, in the same manner as Merger Sub immediately prior to the Effective Time, to all credit agreements, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Sub.

1.2 Closing. Subject to the satisfaction or waiver of the conditions in Article VI, the consummation of the Merger (the “Closing”) will take place at the offices of Simpson Thacher & Bartlett LLP, 2550 Hanover Street, Palo Alto, California, at 10:00 a.m. New York City time, on the later of (a) on the second Business Day immediately following the satisfaction or waiver of the conditions set forth in Article VI (other than any conditions that by their nature are to be satisfied at the Closing) and (b) the earlier of (i) a date during the Marketing Period to be specified by the Parent on no fewer than two Business Days’ notice to the Company and (ii) the final day of the Marketing Period, or such other place and time or on such other date as the Parent and the Company may mutually determine (the date on which the Closing actually occurs is referred to as the “Closing Date”).

1.3 Effective Time. Subject to the provisions of this Agreement, on or prior to the Closing Date, the Company will duly execute and file a plan of merger, in the form attached as Exhibit A hereto (the “Cayman Plan of Merger”) and other documents required to effect the Merger by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law (together, the “Merger Documents”). The Merger will become effective when the Merger Documents have been duly filed with the Registrar of Companies of the Cayman Islands or on such subsequent date as Merger Sub and the Company shall agree and specify in the Merger Documents in accordance with the Cayman Companies Law (the date and time the Merger becomes effective, the “Effective Time”).

1.4 Effects of the Merger. The Merger will have the effects set forth in this Agreement and the Cayman Companies Law.

1.5 The Memorandum and Articles of Association. At the Effective Time, the memorandum and articles of association of the Surviving Corporation shall be amended and restated to be in the form set forth on Exhibit B hereto (the “Memorandum and Articles of Associations”).

1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the Surviving Corporation’s memorandum and articles of association.

1.7 Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, continue to be the officers of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the Surviving Corporation’s memorandum and articles of association.

ARTICLE II

EFFECT OF MERGER ON SHARE CAPITAL

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, the Parent, Merger Sub, any holder of any shares in the share capital of the Company or any other Person:

(a) Conversion of Company Common Stock. Each ordinary share, par value US$0.00016667 per share, of the Company (“Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will be converted into and exchanged for the right to receive an amount in cash, without interest, equal to $9.25 (the “Merger Consideration”), whereupon such Common Stock will be cancelled and will cease to exist and no longer be outstanding and the Register of Members of the Company shall be updated accordingly, and each holder thereof will cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, upon delivery of share certificates (if any) representing the Common Stock (the “Certificates”) in accordance with Section 2.4.

(b) Conversion of Merger Sub Common Stock. Each ordinary share, par value US$0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and non-assessable ordinary share, US$0.01 par value per share, of the Surviving Corporation and the Register of Members of the Company shall be updated to reflect such issuance of ordinary shares of the Surviving Corporation to each holder of shares of Merger Sub.

(c) Cancellation of Excluded Shares. Each share of Common Stock issued and outstanding immediately prior to the Effective Time (i) that is owned by the Company as a treasury share (if applicable) or (ii) that is owned by the Parent or Merger Sub (collectively, the “Excluded Shares”) shall be surrendered and cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor. Each share of Common Stock issued and outstanding immediately prior to the Effective Time that is owned by any wholly owned Subsidiary of the Company will be converted into and exchanged for one fully paid and non-assessable ordinary share, US$0.01 par value per share, of the Surviving Corporation and the Register of Members of the Company shall be updated to reflect such issuance of ordinary shares of the Surviving Corporation.

(d) Company Stock Options; Company Restricted Stock Awards. As soon as practicable following the date hereof, the Board of Directors (or, if appropriate, any committee thereof administering the Company Equity Incentive Plan), in consultation with Parent, shall adopt such resolutions and take such other actions (including adopting any plan amendments) as are required to provide that, except as set forth on Section 2.1(d)(i) of the Disclosure Schedules or as otherwise expressly agreed between the Parent and any holder thereof: (i) with the exception of those Unvested Company Stock Options set forth on Section 2.1(d)(ii) of the Disclosure Schedules that are subject to clause (ii) of this Section 2.1(d), each then outstanding Company Stock Option that is unvested immediately prior to the Effective Time (an “Unvested Company Stock Option”) shall cease to represent a right to purchase shares of Common Stock and shall be converted into an option (a “Parent Option”) to purchase, on substantially the same terms and conditions applicable to each such Unvested Company Stock Option, immediately prior to the Effective Time (including the same vesting conditions and transfer restrictions), the number of whole ordinary shares of Parent, rounded down to the nearest whole share, that is equal to the product of (A) the number of shares of Common Stock subject to such Unvested Company Stock Option immediately prior to the Effective Time, multiplied by (B) a fraction the numerator of which shall be the Merger Consideration and the denominator of which shall be the fair market value of an ordinary share of Parent at the Effective Time as determined in good faith by the board of directors of Parent in a manner which complies with Section 409A of the Code (such fraction, the “Option Exchange Ratio”), at an exercise price per ordinary share of Parent (rounded up to the nearest whole penny) equal to (x) the exercise price for each such share of Common Stock subject to such Unvested Company Stock Option immediately prior to the Effective Time divided by (y) the Option Exchange Ratio; (ii) each then-outstanding Company Stock Option granted under the Company Equity Incentive Plan that is vested and exercisable as of immediately prior to the Effective Time, and each outstanding Unvested Company Stock Option that is set forth on Section 2.1(d)(ii) of the Disclosure Schedules, shall be cancelled immediately prior to the Effective Time in exchange for payment of an amount in cash equal to the product of (A) the number of shares of Common Stock subject to such Company Stock Option immediately prior to the Effective Time, and (B) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Stock Option (for the avoidance of doubt, each holder of a Company Stock Option with a per share exercise price that is equal to or greater than the Merger Consideration shall not be entitled to receive any payment in exchange for the cancellation of such Company Stock Options); and (iii) each then-outstanding Company Restricted Stock Award granted under the Company Equity Incentive Plan shall be cancelled immediately prior to the Effective Time in exchange for payment of an amount in cash equal to the product of (A) the number of shares of Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time; provided that the number of shares of Common Stock subject to Company Restricted Stock Awards that are subject to issuance or vesting based on performance (the “Performance Awards”) shall be determined in accordance with either (x) the methodology set forth in Section 3.02 in each of the Severance and Change of Control Agreements, in the case of Performance Awards granted to persons who have entered into a Severance and Change of Control Agreement, or (y) the terms of the Company Equity Incentive Plan and applicable award agreement(s), in the case of Performance Awards granted to all other persons, and (B) the Merger Consideration (all such cash payments to be paid pursuant to the immediately preceding clauses (ii) and (iii) shall be referred to herein as the “Equity Incentive Amounts”). The Parent shall take all actions necessary so that, within 15 days of the Effective Time, the Surviving Corporation shall pay or cause to be paid to each holder of Company Restricted Stock or Company Stock Options granted under the Company Equity Incentive Plan the Equity Incentive Amounts to which such holder is entitled pursuant to this Section 2.1(d) through the Surviving Corporation’s or its applicable Subsidiaries’ payroll. The conversion and assumption of the Unvested Company Stock Options is intended to comply with the regulations and other binding guidance under Section 409A of the Code and such converted Parent Options shall be subject to the same terms and conditions (including vesting schedule, expiration date, exercise provisions and transfer restrictions) as were applicable to the corresponding Unvested Company Stock Options immediately prior to the Effective Time.

2.2 Dissenters’ Rights. No shareholder who has validly exercised their appraisal and dissention rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Merger Consideration as provided for in Section 2.1 with respect to the shares of Common Stock owned by such shareholder (the “Dissenting Shares”) unless and until such shareholder shall have effectively withdrawn or lost such shareholder’s appraisal and dissention rights under the Cayman Companies Law. Any such shareholder shall instead be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law with respect to such shareholder’s Dissenting Shares and such Dissenting Shares shall be cancelled at the Effective Time. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of the Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding the foregoing, all Dissenting Shares held by any shareholder who shall have failed to validly exercise their appraisal and dissention rights, withdrawn or lost such shareholder’s rights to appraisal of such Dissenting Shares under Section 238 of the Cayman Companies Law shall thereupon be deemed to have been converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Merger Consideration in the manner provided in Section 2.1.

2.3 Withholding Rights. The Surviving Corporation and its Subsidiaries, the Parent and the Paying Agent will be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any Person such amounts as the Surviving Corporation or its Subsidiaries, the Parent or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and pay such withholding amount over to the appropriate taxing authority. To the extent that amounts are so deducted and withheld by the Surviving Corporation or its Subsidiaries, the Parent or the Paying Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Surviving Corporation or its Subsidiaries, Parent or the Paying Agent (as applicable).

2.4 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, the Parent will designate a bank or trust company (which bank or trust company will be reasonably acceptable to the Company) to act as agent (the “Paying Agent”) to receive the funds to which shareholders of the Company will become entitled pursuant to Section 2.1(a), and the Parent will enter into a paying agent agreement with the Paying Agent, in form and substance reasonably acceptable to the Company and the Parent, for the payment of the Merger Consideration. At or prior to the Effective Time, the Parent shall deposit, or cause to be deposited, with the Paying Agent for the benefit of the shareholders of the Company an amount of cash equal to the product of (i) the number of shares of Common Stock outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) and (ii) the Merger Consideration (the “Payment Fund”). The Payment Fund shall not be used for any purpose except as set forth herein. The Payment Fund will be invested by the Paying Agent as directed by the Parent; provided that the Parent shall not direct the Paying Agent to make any such investments that are speculative in nature. No such investment or losses thereon will affect the Merger Consideration payable under this Agreement, and the Parent will promptly provide, or will cause the Surviving Corporation promptly to provide, additional funds to the Paying Agent for the benefit of the former shareholders of the Company in the amount of any such losses.

(b) Exchange Procedure. As soon as reasonably practicable after the Effective Time (but in any event no later than three Business Days after the Closing Date), the Surviving Corporation will cause the Paying Agent to mail to each holder of Common Stock as recorded in the Register of Members of the Company as of the Effective Time a form of letter of transmittal for use in effecting the surrender of Certificates, if any (which will be in customary form and shall specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of such Certificates to the Paying Agent) and instructions for use in effecting the delivery of such Certificates, if any, for payment of the Merger Consideration therefor. Upon delivery of a Certificate, if any, for cancellation to the Paying Agent, and such letter of transmittal, duly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the Paying Agent will pay from the Payment Fund to the holder of such Common Stock, or as otherwise directed in the letter of transmittal, the Merger Consideration for each share of Common Stock represented by any such Certificate, and such Certificate will forthwith be canceled. No interest will be paid or will accrue on the Merger Consideration payable in respect of any Common Stock.

(c) DTC Procedures. Prior to the Effective Time, the Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (x) if the Closing occurs at or prior to 11:30 am (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the Closing Date an amount in cash in immediately available funds equal to the number of shares of Common Stock held of record by DTC or such nominee immediately prior to the Effective Time multiplied by the Merger Consideration (such amount, the “DTC Payment”), and (y) if the Closing occurs after 11:30 am (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(d) Termination of Payment Fund. At any time following the date that is one year after the Closing Date, the Surviving Corporation will be entitled to require the Paying Agent to deliver to it any funds in the Payment Fund which had been made available to the Paying Agent and not disbursed to holders of Common Stock (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and thereafter such holders who have not received the Merger Consideration therefor may deliver such Common Stock to the Surviving Corporation and, subject to applicable abandoned property, escheat and other similar Laws, receive in consideration therefor the aggregate Merger Consideration that may be payable upon delivery of the Certificates (if any) and such shares of Common Stock held by them, without interest or dividends thereon.

(e) No Further Ownership Rights in Company Shares. The Merger Consideration paid upon the delivery of a Certificate (if any) in accordance with the terms of this Agreement will be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock formerly represented by such Certificate (if any). At the Effective Time, there will be no further registration of transfers on the Register of Members of the Surviving Corporation of the shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates (if any) whose holder is recorded as a holder of Common Stock in the Register of Members at the Effective Time are presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, they will be canceled and exchanged for the Merger Consideration as provided in this Article II.

(f) No Liability. To the fullest extent permitted by applicable Law, none of the Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent will be liable to any shareholders of the Company or other Person in respect of any cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any portion of the Payment Fund remaining unclaimed by shareholders of the Company as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g) Lost, Stolen or Destroyed Certificates. In the event that any Certificate has been lost, stolen or destroyed, the Surviving Corporation or Paying Agent will, upon (i) the receipt of an affidavit of that fact by the holder thereof in form and substance reasonably satisfactory to the Surviving Corporation or Paying Agent, as the case may be, and (ii) the posting of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, pay in exchange for such lost, stolen or destroyed Certificate whose holder is recorded as a holder of Common Stock in the Register of Members of the Company at the Effective Time the Merger Consideration payable in respect of the shares of Common Stock represented by such lost, stolen or destroyed Certificate.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (i) in the SEC Filings filed with the SEC on or after August 28, 2009 but prior to the date hereof (provided that nothing disclosed in such SEC Filings shall be deemed to be a modification to or qualification of the representations and warranties made in Section 3.2), other than disclosures in such SEC Filings contained under the heading “Risk Factors”, any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature or (ii) in the disclosure schedule delivered by the Company to the Parent on the date hereof (the “Disclosure Schedule”), it being understood and agreed that disclosure of any item in any section or subsection of Article III of the Disclosure Schedule shall be deemed disclosure in all other sections or subsections if the relevance of such item to such sections or subsections is reasonably apparent on its face, the Company represents and warrants to the Parent and Merger Sub as follows:

3.1 Qualification, Organization and Subsidiaries.

(a) Each of the Company and its Subsidiaries is a legal entity duly organized, incorporated or formed, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its respective jurisdiction of organization, incorporation or formation. Each of the Company and its Subsidiaries (i) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) is qualified to do business and is in good standing as a foreign corporation (or other applicable entity) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to the Parent prior to the date hereof complete and correct copies of the memorandum and articles of association (or equivalent organizational and governing documents) of the Company and each of its Subsidiaries.

(b) Section 3.1(b) of the Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company, the jurisdiction of organization and the percentage of outstanding equity interests (including partnership interests and limited liability company interests) owned by the Company or its Subsidiaries of each such Subsidiary. All equity interests (including partnership interests and limited liability company interests) of such Subsidiaries held by the Company or by any other Subsidiary have been duly and validly authorized and are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. All such equity interests owned by the Company or its Subsidiaries are free and clear of any Liens, other than Permitted Liens and restrictions imposed by applicable Law.

3.2 Capitalization.

(a) The authorized share capital of the Company consists of US$160,002 divided into 600,000,000 shares of Common Stock and 60,000,000 shares of Preferred Stock. As of the close of business on April 24, 2011: (i) 63,983,846 shares of Common Stock were issued and outstanding; (ii) no shares of Common Stock were held as treasury shares; (iii) no shares of Preferred Stock were issued and outstanding; (iv) 7,800,483 shares of Common Stock were subject to outstanding Company Stock Options; and (v) 1,845,155 shares of Common Stock were subject to outstanding Company Restricted Stock Awards. Since April 24, 2011, the Company has not issued any shares in its capital or other rights or securities exercisable, convertible into or exchangeable for shares in its capital, other than or pursuant to any equity awards or interests referred to above that were issued pursuant to the Company Equity Incentive Plan and that were outstanding as of April 24, 2011, or as expressly permitted pursuant to Section 5.1(b). All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right binding on the Company.

(b) Except as set forth in Section 3.2(a) above or Section 3.2(b)(ii) of the Disclosure Schedule, (i) neither the Company nor its Subsidiaries has any shares in its capital or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of shares or other equity interests to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares in its capital or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares in its share capital or other equity interests, or (D) provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of its direct or indirect Subsidiaries or any other Person. Section 3.2(b)(ii) of the Disclosure Schedule sets forth a correct and complete list of all outstanding Company Stock Options (including the number of shares of Common Stock issuable upon exercise of such Company Stock Options and the exercise price with respect thereto) as of the date hereof.

(c) Except for awards to acquire shares of Common Stock under the Company Equity Incentive Stock Plan, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting, transfer or registration of the shares or other equity interest of the Company or any of its Subsidiaries or granting any person the right to elect, or to designate or nominate for election, a director to the Board of Directors or any of its Subsidiaries.

(e) Since August 27, 2010 to the date hereof, the Company has not declared or paid any dividend or distribution in respect of any shares in its capital or other equity interests of the Company, and other than the issuance of shares of Common Stock upon the exercise of Company Stock Options, neither the Company nor any of its Subsidiaries has issued, sold, repurchased, redeemed or otherwise acquired any shares in its capital or other equity interests of the Company or its Subsidiaries, and their respective boards of directors (or similar governing bodies) have not authorized any such actions.

(f) Each Company Stock Option has an exercise price per share of Common Stock equal to or greater than the fair market value of a share of Common Stock at the close of trading on the date of such grant. Each Company Stock Option and Company Restricted Stock Award (i) was granted in compliance with all applicable Laws in all material respects and all of the terms and conditions of the Company Equity Incentive Plan and (ii) has a grant date no earlier than the date on which the Board of Directors (or applicable committee thereof) actually approved such Company Stock Option or Company Restricted Stock Award, as the case may be.

(g) There is no outstanding Indebtedness of the Company or its Subsidiaries other than Indebtedness reflected in the consolidated balance sheet (and the notes thereto) of the Company and its Subsidiaries as of the Balance Sheet Date or incurred after the Balance Sheet Date in the ordinary course of business consistent with past practices.

3.3 Authority.

(a) The Company has all requisite company power and authority and has taken all company action necessary in order to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject, in the case of the Merger, to the Company obtaining the affirmative vote of the holders of at least two thirds of the Common Stock attending a duly convened shareholders meeting of the Company (in person or by proxy) voting by poll, authorizing the Cayman Plan of Merger, including, without limitation, the adoption of the Memorandum and Articles of Associations (the “Shareholder Approval”).

(b) The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized by all necessary company action and, except for obtaining the Shareholder Approval and assuming the satisfaction of the conditions set forth in Sections 6.2(e) and 6.2(f), no other company action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered and, assuming due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and is subject to general principles of equity (the “Bankruptcy Exceptions”). Upon receipt of the Shareholder Approval, no further approval or vote of the Company’s shareholders shall be required to approve, adopt and execute this Agreement or consummate the transactions contemplated hereby.

(c) The Special Committee, at a meeting duly called and held, unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Unaffiliated Shareholders of the Company and the Company as a whole and (ii) recommended to the Board of Directors that it approve and declare advisable this Agreement and the other transactions contemplated by this Agreement, including the Merger. The Board of Directors, at a meeting duly called and held, (A) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Unaffiliated Shareholders of the Company and the Company as a whole, (B) approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (C) declared this Agreement advisable, and (iv) resolved to recommend authorization, adoption and approval of the Merger, the Cayman Plan of Merger and this Agreement by the shareholders of the Company (collectively, the “Board Recommendation”). The Board of Directors, acting upon the unanimous recommendation of the Special Committee, has directed that the Cayman Plan of Merger and this Agreement be submitted to the holders of Common Stock for their approval. Assuming the satisfaction of the conditions set forth in Sections 6.2(e) and 6.2(f), the Shareholder Approval is the only vote of the holders of any class or series of the Company’s securities necessary to approve, adopt and execute this Agreement and consummate the transactions contemplated hereby.

3.4 Noncontravention.

(a) Neither the execution and delivery of this Agreement nor the consummation of the Merger and the other transactions contemplated hereby will, with or without the giving of notice or the lapse of time or both, (i) violate any provision of the memorandum and articles of association (or equivalent organizational and governing documents) of the Company or any of its Subsidiaries, (ii) assuming compliance with the filing and notice requirements set forth in clauses (i) through (v) of Section 3.4(b), violate any Law applicable to the Company or any of its Subsidiaries or (iii) except as set forth in Section 3.4(a) of the Disclosure Schedule, result in a breach of, constitute a default under, give rise to any right of modification of any obligations or the loss of any benefit under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or otherwise violate any Contract to which the Company or any of its Subsidiaries is a party or (iv) result in the creation of any Lien (other than Permitted Liens) on any properties, rights or assets of the Company or any of its Subsidiaries, except, in the case of the immediately preceding clauses (ii), (iii) and (iv), to the extent that any such violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The execution and delivery by the Company of this Agreement does not, and the performance hereof by the Company will not, require any Order, Permit of, or filing with or notification to, any Governmental Entity, except for (i) such filings under state securities Laws or blue sky Laws, the Securities Act and the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby (including the filing of the Schedule 13E-3 and a proxy statement relating to the Company Shareholders Meeting (along with any amendments and supplements thereto, the “Proxy Statement”)), (ii) such filings as may be required under the rules and regulations of the Nasdaq Global Select Market (the “Nasdaq”), including any applications for delisting of the Common Stock with the Nasdaq, (iii) such filings as may be required under the HSR Act, (iv) such other filings as may be required under the Other Antitrust Laws, (v) the filing and recordation of appropriate merger or other documents as required by the Cayman Companies Law, (vi) the filings set forth in Section 3.4(b) of the Disclosure Schedule and (vii) such other Orders, Permits, filings and notifications which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.5 SEC Filings and Financial Statements.

(a) Since August 28, 2009, the Company and each of its Subsidiaries that is required to do so has filed or furnished, on a timely basis, all forms, documents and reports required to be filed or furnished with the SEC under the Securities Act or the Exchange Act (collectively with any amendments thereto, the “SEC Filings”). Each of the SEC Filings, in each case as of its filing date, as finally amended prior to the date of this Agreement (with respect to those SEC Filings initially filed prior to the date hereof) or prior to the Closing Date (with respect to those SEC Filings initially filed after the date hereof), has complied or, if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. None of the SEC Filings, when filed as finally amended prior to the date hereof (with respect to those SEC Filings initially filed prior to the date hereof) and when filed prior to the Closing Date (with respect to those SEC Filings initially filed after the date hereof) contained or, if not yet filed or furnished, will contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Subsidiaries of the Company is required to file periodic reports with the SEC. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the SEC Filings.

(b) The financial statements (including all related notes and schedules) of the Company and its Subsidiaries included in the SEC Filings present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in all material respects in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated therein or in the notes thereto). Since August 28, 2009, subject to any applicable grace periods, the Company has been and is in compliance with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and (ii) the applicable rules and regulations of the Nasdaq, except for any such noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) The Company and its Subsidiaries have no Liabilities of a nature required to be reflected on a balance sheet (or in the notes thereto) prepared in accordance with GAAP, other than (i) Liabilities that are specifically reflected, reserved for or disclosed in the balance sheet (or in the notes thereto) included in the Company’s consolidated financial statements set forth in the Company’s Form 10-Q filed with the SEC for the quarter ended February 25, 2011 (the “Balance Sheet Date”) as filed with the SEC prior to the date of this Agreement, (ii) Liabilities incurred in the ordinary course of business since the Balance Sheet Date, (iii) Liabilities incurred in connection with this Agreement and the performance of the transactions contemplated hereby, or (iv) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

3.6 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a 15(e) under the Exchange Act) as required by Rule 13a 15(a) under the Exchange Act, and the Company has established and maintains internal controls over financial reporting (as such term is defined in Rule 13a 15(e) under the Exchange Act) as required by Rule 13a 15(b) under the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to the Company and its Subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding disclosure and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. The Company has not identified any material weaknesses in its internal controls, and the Company is not aware of any facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and authorizations required pursuant to the rules and regulations adopted pursuant to Section 401 of the Sarbanes-Oxley Act, without qualification, when next due. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since the August 28, 2009, to the Knowledge of the Company, neither the Company or its Subsidiaries has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiary or their respective internal accounting controls.

3.7 Taxes. Except as set forth in Section 3.7 of the Disclosure Schedule:

(a) All material Tax Returns required to have been filed by the Company and each of its Subsidiaries have been timely filed, and each such Tax Return reflects the Company’s or such Subsidiary’s Liability for Taxes and is otherwise complete and accurate in all material respects. All material amounts of Taxes due and payable by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. The Company and each of its Subsidiaries has made adequate provision in their financial statements in accordance with GAAP for payment of all material amounts of Taxes that are not yet due and payable.

(b) There is no material audit, examination, investigation or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, in respect of any Taxes. There are no material Tax Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c) The Company and each of its Subsidiaries has withheld and paid all material amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any third party.

(d) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement or material Tax indemnity agreement, other than (i) agreements exclusively between or among the Company and/or its Subsidiaries and (ii) commercial Contracts entered into in the ordinary course of business and debt agreements that do not relate primarily to Taxes.

(f) Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).

(g) Neither the Company nor any of its Subsidiaries is or has been a member of an affiliated group (other than a group the common parent of which is or was the Company or any of its Subsidiaries) filing an affiliated, consolidated, combined or unitary Tax return or has any Liability for the Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor.

(h) Neither the Company nor any of its Subsidiaries will be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) any material prepaid amount received, or paid, prior to the Closing Date, (iv) deferred gains arising prior to the Closing Date or (v) an election under Section 108(i) of the Code.

(i) Neither the Company nor any of its Subsidiaries has engaged in any listed transaction described in Treasury Regulation § 1.6011-4(b)(2).

(j) Neither the Company nor any of its Subsidiaries has received written notice from a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns claiming that the Company or any such Subsidiary is or may be subject to taxation by that jurisdiction.

(k) To the Company’s knowledge, SMART Modular Technologies (DE), Inc. qualifies as an “existing 80/20 company” as defined in Section 871(l)(1) of the Code.

(l) The Company and each of its Subsidiaries is in compliance in all material respects with all terms, conditions and formalities necessary for the continuance of any material Tax exemption, Tax holiday or other Tax reduction agreement or Order currently used by the Company or any of its Subsidiaries under the Tax laws of Puerto Rico or Malaysia. Each such material Tax exemption, Tax holiday or other Tax reduction agreement or Order shall remain in full force and effect on the Closing Date and, to the Company’s knowledge, the transactions contemplated hereby will not have any adverse effect on the continuing validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or Order. Neither the Company nor any of its Subsidiaries has received notice of any termination, revocation or discontinuation, and, to the Knowledge of the Company, there is no threatened termination, revocation or discontinuation, of any material Tax exemption, Tax holiday or other Tax reduction agreement. The Malaysian Subsidiary is and has been in compliance with the all the conditions and obligations imposed on it (i) by the Malaysian

Industrial Development Authority in the approval letter dated 22 March 2005 (Reference 130/38329/0347/0005ACI) and extension approval letter dated March 4, 2010 (Reference 180/38329/0347) to benefit from the tax incentives granted thereunder and (ii) in respect of the International Procurement Centre incentive granted pursuant to Section 127 of the Income Tax Act, 1967 of Malaysia in the approval letter dated April 30, 2004 (Reference 200/9/2/39(IPC)). Neither the Company nor any of its Subsidiaries has received any written notice of or been charged with, and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is under investigation with respect to, a material violation of the utilization by the Company and its Subsidiaries of the Tax incentives and benefits claimed by the Malaysian Subsidiary. As of the date hereof, there are no applications for Tax incentives and benefits (or extensions thereof) submitted by or on behalf of the Malaysian Subsidiary pending before the applicable Governmental Entity. Neither the Company nor any of its Subsidiaries has received any notice indicating that any application for new or extended Tax incentives and benefits will be denied, delayed or materially reduced and, to the Knowledge of the Company, there is no reasonable basis for any such denial, delay or reduction. The Malaysian Subsidiary holds all right, title and interest in its Permits representing or evidencing Tax incentives or benefits granted, rights issued or granted by any Governmental Entity.

(m) The Brazil Semiconductor Subsidiary (i) is and has been in compliance, since January 19, 2011, in all material respects with all applicable conditions, obligations, provisions and requirements set forth under Law 11,484/07, as amended, that established tax benefits under the Programa de Apoio ao Desenvolvimento Tecnológico da Indústria de Semicondutores (“PADIS”), granted by Portaria Interministerial No. 931, dated as of November 5, 2010 and related Ato Declaratório Executivo No. 3, dated as of January 17, 2011, the benefits which the Brazil Semiconductor Subsidiary did not enjoy prior to February 1, 2011, and with all other material Tax incentives or benefits obtained or currently applicable to it, (ii) has obtained all necessary approvals and authorizations from applicable Governmental Entities, in each case, to utilize the applicable Tax incentives and benefits currently claimed by the Brazil Semiconductor Subsidiary, including under PADIS, and (iii) is in compliance with the Special Tax Regime granted by State of São Paulo tax authorities through Processo UA-1000635-194694/2004. The Brazil Module Subsidiary (A) is and has been in compliance, since August 30, 2010, in all material respects with all applicable conditions, obligations, provisions and requirements set forth under Law 8,248/91, as amended, that established tax benefits in connection with the Basic Productive Process (“PPB”), granted by Portaria Interministerial No. 644, dated as of August 26, 2010, the benefits which the Brazil Module Subsidiary did not enjoy prior to February 1, 2011, and with all other material Tax incentives or benefits obtained or currently applicable to it, (B) has obtained all necessary approvals and authorizations from applicable Governmental Entities, in each case, to utilize the applicable Tax incentives and benefits currently claimed by the Brazil Module Subsidiary, including under PPB and (C) has regularly applied to be accredited as a PPB company, as set forth by the State of Sao Paulo’s Portaria CAT No. 53, dated as of August 8, 2006, as amended, in order to be eligible for the tax benefits under the State of Sao Paulo legislation. Neither the Company nor any of its Subsidiaries has received any written notice of or been charged with, and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is under investigation with respect to, a material violation of the utilization by the Company and its Subsidiaries of the Tax incentives and benefits claimed by the Brazil Subsidiaries, including under PADIS and PPB (collectively “Tax Incentives and Benefits”). Neither the Company nor any of its Subsidiaries has received notice of any termination, revocation or discontinuation, and, to the Knowledge of the Company, there is no threatened termination, revocation or discontinuation, of any Tax Incentives and Benefits claimed by the Brazil Subsidiaries.

(n) The Brazil Subsidiaries have complied in all material respects with the requirements set forth under applicable Law in connection with each application for Tax Incentives and Benefits submitted by or on behalf of the Brazil Subsidiaries that is currently pending before the applicable Governmental Entity and (i) except in relation to certain requests for clarification received from applicable Governmental Entities, neither the Company nor any of its Subsidiaries has received any notice rejecting or materially delaying, or threatening to reject or materially delay, the approval of such applications, and (ii) to the Knowledge of the Company, there is no reasonable basis for any such rejection or material delay. Correct and complete copies of all written requests for clarification received from any Governmental Authorities relating to any Tax Incentives and Benefits submitted by or on behalf of the Brazil Subsidiaries that are currently pending have been made available to the Parent prior to the date hereof.

(o) The Brazil Subsidiaries hold all right, title and interest in their respective Permits representing or evidencing PADIS, PPB or any other Tax Incentives and Benefits, rights issued or granted by any Governmental Entity.

3.8 Compliance with Laws; Orders; Permits; Litigation. Except with respect to Laws, Orders or Permits relating to Taxes, employee benefits, labor and employment or Environmental Laws, which representations shall be solely covered by Sections 3.7, 3.13, 3.14 and 3.15, respectively:

(a) The Company and each of its Subsidiaries are and have since August 28, 2009 been in compliance with all Laws, Orders and Permits to which the Company or such Subsidiary is subject or by which the Company’s or any of its Subsidiaries’ respective properties are bound, except where such failure to comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice of or been charged with, and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is under investigation with respect to, a material violation of any applicable Law. Neither the Company, any of its Subsidiaries, nor any of their respective Affiliates, executive officers or directors (i) appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) or on any other similar list maintained by OFAC pursuant to any authorizing statute, executive order or regulation; (ii) is otherwise a party with whom, or has its principal place of business or the majority of its business operations (measured by revenues) located in a country in which, transactions are prohibited by (A) United States Executive Order 13224, Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism; (B) the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001; (C) the United States Trading with the Enemy Act of 1917, as amended; (D) the United States International Emergency Economic Powers Act of 1977, as amended or (E) the foreign asset control regulations of the United States Department of the Treasury; (iii) has been convicted of or charged with a felony relating to money laundering; or (iv) to the Knowledge of the Company, is under investigation by any governmental authority for money laundering.

(b) The Company and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all Permits that are necessary for it to own or lease its properties and assets and conduct its business as presently conducted, and all such Permits are in full force and effect and no cancellation or suspension of any Permit is pending or threatened, in each case except where such failure to own, hold, possess or lawfully use such Permit would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Company, its Subsidiaries or any of their respective directors, officers or employees or, to the Knowledge of the Company, any agent, or any other Person acting for or on behalf of the Company or its Subsidiaries, has (i) made any bribe, influence payment, kickback, payoff, or any other type of payment that would be unlawful under any applicable Law; or (ii) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any officer, employee or any other Person acting in an official capacity for any Governmental Entity (including any political party or official thereof), or to any candidate for political office (individually and collectively, a “Government Official”) for the purpose of (1) improperly influencing any act or decision of such Government Official in his official capacity, (2) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (3) securing any improper advantage, or (4) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Entity, in each case, in order to assist the Company or its Subsidiaries, or any of their respective directors, officers or employees in obtaining or retaining business for or with, or in directing business to, any Person.

(d) As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that (i) challenges or seeks to enjoin, alter, prevent or materially delay the Merger or (ii) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no Order imposed upon the Company or any of its Subsidiaries, or any of their respective assets or properties that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.9 Real and Personal Properties. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Company and its Subsidiaries (a) owns and has good and valid title to all of their respective owned real property, (b) has good and valid title to all the personal properties and assets reflected on the latest audited balance sheet included in the SEC Filings as being owned by the Company or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practices), free and clear of all Liens, other than Permitted Liens, and (c) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the SEC Filings or acquired after the date thereof and is in full possession and control of the properties purported to be leased thereunder.

3.10 Intellectual Property.

(a) Section 3.10(a) of the Disclosure Schedule sets forth a list of all material Intellectual Property owned by the Company or any of its Subsidiaries that is registered, patented or subject to an application for registration or patent (including the application and registration date, and the jurisdictions where such Intellectual Property is registered, patented or where applications have been filed, and all registration, patent or application numbers, as appropriate) as of the date hereof (the “Company-Registered Intellectual Property”).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and as set forth on Section 3.10(b) of the Disclosure Schedule: (i) the Company and its Subsidiaries own, license or otherwise possess valid and enforceable rights to use, sell and otherwise commercially exploit, as the case may be, all Intellectual Property necessary to the conduct of the business of the Company and its Subsidiaries as presently conducted; (ii) the Company and its Subsidiaries, in the aggregate, are the exclusive owners of all right, title and interest in and to the Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens); (iii) the Company Registered Intellectual Property is unexpired, subsisting and valid; (iv) none of the Company or any of its Subsidiaries has since August 28, 2009 made a claim of a violation, infringement, misuse or misappropriation by any Person, of their rights to, or in connection with, any Company Owned Intellectual Property; (v) there is no Order to which the Company or any of its Subsidiaries is a party or, to the Knowledge of the Company, by which the Company or any of its Subsidiaries is bound, that restricts the Company’s or its Subsidiaries’ rights to use any Intellectual Property used by the Company or its Subsidiaries in the ordinary course of business consistent with past practices; (vi) since August 28, 2009, neither the Company nor any of its Subsidiaries has incorporated any “open source”, “freeware”, “shareware” or other software code having similar license restrictions or distribution models in any material Company-owned software distributed by the Company or any of its Subsidiaries; and (vii) the Company and its Subsidiaries take commercially reasonable steps to protect the confidentiality and security of their software, databases, systems, networks and internet sites from any unauthorized use, access, interruption or modification by third parties, and neither the Company nor any of its Subsidiaries has since August 28, 2009 suffered a material security breach.

(c) To the Knowledge of the Company, neither the use of the Company Owned Intellectual Property as currently used by the Company or any of its Subsidiaries in the conduct of the Company’s business, nor the conduct of the business as presently conducted by the Company or any of its Subsidiaries (including products and services of the Company and its Subsidiaries), infringes, dilutes, misappropriates or otherwise violates in any material respect the Intellectual Property rights of any Person. To the Knowledge of the Company, no Company-Owned Intellectual Property is being infringed, diluted, misappropriated or otherwise violated by any Person in any material respect, and no Actions by the Company or any of its Subsidiaries are pending against any third party in connection with any Company-Owned Intellectual Property. No Actions are pending or, to the Knowledge of the Company, threatened that challenge the rights of the Company or any of its Subsidiaries in, or the validity or enforceability of the Company-Owned Intellectual Property, and neither the Company nor any of its Subsidiaries has since August 28, 2009 been or is subject to any Order that may affect such rights. Except as set forth on Section 3.10(c) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has since August 28, 2009 received any written charge, complaint, claim, demand or notice alleging that the Company or any of its Subsidiaries has infringed, misappropriated, misused or otherwise violated the Intellectual Property Rights of any third party.

(d) Except for license agreements delivered with the Company’s products and services in the ordinary course of business and license agreements that are commercially available relating to computer software licensed to the Company or any of its Subsidiaries in the ordinary course of business, Section 3.10(d) of the Disclosure Schedule sets forth a correct and complete list of each material license, sublicense, collaboration or other agreement to which the Company or any of its Subsidiaries is a party and pursuant to which any rights have been granted to or by the Company or any Subsidiary with respect to any Intellectual Property.

(e) Except as set forth on Section 3.10(e) of the Disclosure Schedule, no Trade Secret or any other confidential, proprietary information where the preservation of confidentiality is material to the business of the Company or its Subsidiaries has been authorized to be disclosed, or to the Knowledge of the Company, has actually been disclosed by the Company or any of its Subsidiaries to any Person (including current and former employees, consultants and contractors of the Company and its Subsidiaries) other than pursuant to a confidentiality or non-disclosure agreement restricting the disclosure and the use thereof, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable security measures to protect the confidentiality of Trade Secrets and other confidential information of the Company and its Subsidiaries, and third party confidential information provided to the Company or its Subsidiaries that the Company or such Subsidiary is obligated to maintain in confidence. The Company and its Subsidiaries have in place and enforce in all material respects a practice whereby the Company and its Subsidiaries execute a valid written confidentiality and Intellectual Property assignment agreement with all of their employees, consultants, and contractors who may have developed material Intellectual Property.

3.11 Absence of Certain Changes or Events.

(a) Since August 27, 2010, there has not been any change, state of facts, event, development or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as expressly contemplated by this Agreement, since the Balance Sheet Date, (i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business and (ii) there has not occurred any action or event that, had such action or event occurred after the date hereof and prior to the Effective Time, would have breached any of the covenants contained in Sections 5.1(b)(i), 5.1(b)(ii), 5.1(b)(iii), 5.1(b)(vi), 5.1(b)(viii), 5.1(b)(x) and 5.1(b)(xi).

3.12 Contracts.

(a) Section 3.12(a) of the Disclosure Schedule lists the following Contracts to which the Company or any of its Subsidiaries is a party as of the date of this Agreement, other than this Agreement, the Company Plans and the Policies (collectively, the “Material Contracts”):

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, as a “definitive material agreement” (as such term is defined in Item 1.01 of Form 8-K of the SEC under the Exchange Act) or that would be required to be disclosed under Item 404 of Regulations S-K under the Securities Act;

(ii) any Contract containing any right of any exclusivity in favor of the other parties thereto with respect to any matter material to the Company’s business (including the sale, resale or distribution of any of the Company’s or its Subsidiaries’ products or the geographic area in which any product may be sold, resold or distributed) or any covenant limiting, in any respect, the ability of the Company or any of its Subsidiaries to engage in any line of business, compete with any Person or in any geographic area or solicit the employees of another Person;

(iii) each Contract that creates, governs or controls a partnership, joint venture or other similar arrangement with respect to the Company or any of its Subsidiaries;

(iv) each Contract that (A) provides for or relates to Indebtedness of the Company or its Subsidiaries having an outstanding amount in excess of $5,000,000, other than any Indebtedness between or among any of the Company and any of its Subsidiaries or (B) provides for or relates to any hedging, derivatives or similar contracts or arrangements;

(v) each lease and sublease pursuant to which the Company or any of its Subsidiaries uses or holds any material property involving payments by or to the Company or any of its Subsidiaries of more than $500,000 on an annual basis;

(vi) (A) each Contract entered into after the Balance Sheet Date or (B) each Contract (x) pursuant to which any material earn-out, deferred or contingent payment remains outstanding or (y) entered into on or after August 28, 2009 pursuant to which indemnification obligations are still in effect (excluding indemnification obligations in respect of representations and warranties that survive indefinitely), in each case that relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) other than this Agreement;

(vii) each mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien (other than a Permitted Lien) on any material real property or asset of the Company or any Subsidiary thereof;

(viii) each Contract containing restrictions with respect to (A) payment of dividends or any distributions in respect of the equity interests of the Company or any of its Subsidiaries, (B) the pledging of the shares in its capital or other equity interests of the Company or any of its Subsidiaries or (C) the issuance of any guaranty in excess of $5,000,000 by the Company or any of its Subsidiaries;

(ix) each Contract (or series of related Contracts) for the purchase or sale of materials (other than purchase orders issued pursuant to a Contract governing such purchase orders or Contracts for the purchase or sale of materials entered into in the ordinary course of business), supplies, goods, services, equipment or other assets providing for annual payments by the Company and its Subsidiaries or to the Company and its Subsidiaries, respectively, during the calendar year prior to the date hereof of $40,000,000 or more;

(x) each Contract set forth on Section 3.10(d) of the Disclosure Schedule;

(xi) each material Contract with a Governmental Entity;

(xii) each Contract that provides for the payment, increase or vesting of any benefits or compensation in connection with the consummation of the Merger; and

(xiii) Contracts relating to any single or series of related capital expenditures by the Company pursuant to which the Company or any of its Subsidiaries has future financial obligations in excess of $3,000,000.

(b) (i) Each Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except where the failure to be valid, binding, enforceable, and in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii) neither the Company nor any of its Subsidiaries has received notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any Material Contract, and to the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (iv) to the Knowledge of the Company, the Company has not received any notice from any Person that such Person intends to terminate, or not renew, any Material Contract.

(c) Section 3.12(c) of the Disclosure Schedule sets forth a complete and accurate list of the top ten (10) customers of the Company and its Subsidiaries, taken as a whole, by net revenue during the 12-month period ended as at the Balance Sheet Date (the “Top Customers”) and Section 3.12(c) of the Disclosure Schedule sets forth a complete and accurate list of the top five (5) suppliers of the Company and its Subsidiaries, taken as a whole, by expenditures during the 12-month period ended as at the Balance Sheet Date (the “Top Suppliers”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, (i) none of the Top Customers or the Top Suppliers has canceled or otherwise terminated, or, to the Knowledge of the Company, has informed the Company of its intention to terminate or not renew its relationship with the Company or any of its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries has received written notice that any such Top Customer or Top Supplier, as the case may be, intends to terminate or otherwise materially and adversely (x) modify its relationship with the Company or any of its Subsidiaries or (y) limit its purchases from or sales to, as applicable, the Company or its Subsidiaries (other than in the ordinary course of business).

3.13 Employee Benefits.

(a) Except as set forth in Section 3.13(a) of the Disclosure Schedule, the Company does not maintain or contribute to or have any obligation to maintain or contribute to, or have any direct or indirect Liability, whether contingent or otherwise, with respect to any material plan, program, arrangement or agreement that is a pension, profit-sharing, deferred compensation, savings, retirement, employment, consulting, severance pay, termination, executive compensation, incentive compensation, deferred compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life, Code Section 125 “cafeteria” or “flexible” benefit, employee loan, educational assistance or fringe benefit plan, program, arrangement or agreement, whether written or oral, including any (i) material “employee benefit plan” within the meaning of Section 3(3) of ERISA or (ii) other material employee benefit plans, agreements, programs, policies, arrangements or payroll practices, whether or not subject to ERISA (including any funding mechanism therefor now in effect) under which any current or former employee, manager, director or individual consultant of the Company has any present or future right to benefits (individually, a “Company Plan”, and collectively the “Company Plans”). All references to the “Company” in this Section 3.13 shall refer to the Company and any employer that would be considered a single employer with the Company under Sections 414(b), (c), (m) or (o) of the Code.

(b) The Company does not maintain, contribute or have any Liability, whether contingent or otherwise, with respect to, and has not within the preceding six years maintained, contributed or had any Liability, whether contingent or otherwise, with respect to any Company Plan (including, for such purpose, any “employee benefit plan,” within the meaning of Section 3(3) of ERISA, which the Company previously maintained or contributed to within such preceding six years), that is, or has been, (i) subject to Title IV of ERISA or Section 412 of the Code, (ii) maintained by more than one employer within the meaning of Section 413(c) of the Code, (iii) subject to Sections 4063 or 4064 of ERISA, (iv) a “multiemployer plan,” within the meaning of Section 4001(a)(3) of ERISA, or (v) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(c) Each Company Plan has been established and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws. With respect to each Company Plan, (i) all reports, returns, notices and other documentation that are required to have been filed with or furnished to the IRS, the United States Department of Labor (“DOL”) or any other Governmental Entity, or to the participants or beneficiaries of such Company Plan have been filed or furnished on a timely basis; (ii) each Company Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter, or is entitled to rely on a favorable opinion letter, from the IRS to the effect that the Company Plan satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code and, to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to cause the loss of such qualification or the imposition of any Liability, penalty or tax under ERISA, the Code or any other applicable Laws; (iii) other than routine claims for benefits, no Liens, lawsuits or complaints to or by any Person or Governmental Entity have been filed against any Company Plan or the Company or, to the Knowledge of the Company, against any other Person and, to the Knowledge of the Company, no such Liens, lawsuits or complaints are contemplated or threatened with respect to any Company Plan; and (iv) there are no audits or proceedings initiated pursuant to the IRS Employee Plans Compliance Resolution System (currently set forth in Revenue Procedure 2008-50) or similar proceedings pending with the IRS or DOL with respect to any Company Plan, except, in the case of the immediately preceding clauses (i), (ii), (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) All material liabilities or expenses of the Company in respect of any Company Plan that have not been paid, have been properly accrued in all material respects on the Company’s most recent financial statements, as of the date of the Company’s most recent financial statement, in accordance with GAAP. All material contributions (including all employer contributions and employee salary reduction contributions) or premium payments required to have been made under the terms of any Company Plan, or in accordance with applicable Law, as of the date hereof have been timely made or properly reflected on the Company’s financial statements.

(e) The Company has no obligation to provide or make available any post employment benefit under any Company Plan that is a “welfare plan” (as defined in Section 3(1) of ERISA) for any current or former employee, manager, director or individual consultant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any similar state Law.

(f) Except as set forth on Section 3.13(f) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation due, to any current or former employee, manager, director or individual consultant of the Company; (ii) increase any benefits otherwise payable under any Company Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; or (iv) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(g) The Company has no direct or indirect Liability, whether absolute or contingent, with respect to any misclassification of any Person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer, except where such Liability would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h) The Company has made available to the Parent with respect to each Company Plan, a true, correct and complete copy (or, to the extent no such copy exists, an accurate description) thereof, including all amendments, and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent IRS determination letter; (iii) the most recent summary plan description, summary of material modifications and any other material written communication by the Company to its employees concerning the extent of the benefits provided under a Company Plan; and (iv) the most recent (A) Form 5500 and attached schedules, and (B) audited financial statements.

(i) The Company has complied in all material respects with Section 409A of the Code with respect to any compensation paid or payable pursuant to a Company Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code).

(j) Except as set forth in Section 3.13(j) of the Disclosure Schedule, no Company Plan is maintained outside the jurisdiction of the United States (any such Company Plan set forth in Section 3.13(j) of the Disclosure Schedule, “Foreign Benefit Plans”). Except as would not reasonably be expect to have, individually or in the aggregate, a Material Adverse Effect, (i) all Foreign Benefit Plans have been established, maintained and administered in compliance in all material respects with their terms and all applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs, and regulations of any controlling governmental authority or instrumentality and (ii) all Foreign Benefit Plans that are required to be funded are fully funded, and with respect to all other Foreign Benefit Plans, adequate reserves therefore have been established on the accounting statements of the applicable Company or Subsidiary entity.

3.14 Labor and Employment Matters. Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours or work, employment standards, human rights, pay equity, privacy, workers compensation, workplace safety and insurance, labor relations and occupational safety and health, and is not engaged in any act or practice which constitutes or would reasonably be expected to constitute an unfair labor practice as defined in the National Labor Relations Act, as amended, or other applicable Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no pending, or, to the Knowledge of the Company, threatened, labor disputes, grievances, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any actions or arbitrations that involve the labor or employment relations of the Company or any of its Subsidiaries. Except as set forth on Section 3.14 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is (a) party to any collective bargaining agreement or other Contract or understanding with a labor union or organization or (b) obligated to inform or consult any works council with respect to the transactions contemplated by this Agreement. To the Knowledge of the Company, there are no organizational efforts by any labor organization or any group of employees with respect to the formation or recognition of a collective bargaining unit presently being made involving employees of the Company or any of its Subsidiaries. Except as set forth on Section 3.14 of the Disclosure Schedule, the Company has not effectuated, within the 90 day period preceding the date hereof, nor does it currently have plans to effectuate (A) a “plant closing,” as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”), (B) a “mass layoff” (as defined in the WARN Act) or (C) such other layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar state or local law which would be material.

3.15 Environmental. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) the Company and each of its Subsidiaries are in compliance with all, and have not violated any, applicable Environmental Laws (as defined below); (b) the Company and each of its Subsidiaries possess and comply with, and have not violated any, Permits required under Environmental Law for their respective operations as currently and since the beginning of the last complete fiscal year prior to the date hereof have been conducted, and neither the Company nor any of its Subsidiaries has received any notice that, and to the Knowledge of the Company there is no basis for any such Permit to be revoked, not re-issued, or adversely modified; (c) there are no Actions pending or, to the Knowledge of the Company, threatened against or affecting, the Company or any of its Subsidiaries alleging any violation of or liability (i) under any Environmental Law, or (ii) arising out of the presence or release of any substance or material listed, classified or regulated by any Governmental Entity as toxic or hazardous, as a pollutant or contaminant, or as any other words having the same or similar meaning (“Materials of Environmental Concern”); (d) neither the Company nor any of its Subsidiaries is subject to or affected by any Order under any Environmental Law or regarding any Materials of Environmental Concern; (e) neither the Company nor any of its Subsidiaries has released any Materials of Environmental Concern at any property currently or formerly owned or operated by any of them and, to the Knowledge of the Company, no Materials of Environmental Concern are otherwise present at or affecting any property owned or operated by the Company or any of its Subsidiaries or any other location (including any facility for the treatment, storage, or disposal of Materials of Environmental Concern), in such circumstances or under such conditions that could reasonably be expected to result in liability to the Company or any of its Subsidiaries pursuant to Environmental Laws or adversely affect any of them; and (f) neither the Company nor any of its Subsidiaries has assumed or retained, by contract or, to the Knowledge of the Company, by operation of Law, any liability under Environmental Laws or regarding any Materials of Environmental Concern. As used herein, “Environmental Laws” means Laws and Orders relating to protection of the environment, or protection of human health and safety as may be affected by environmental conditions or by exposure to Materials of Environmental Concern.

3.16 Insurance. The Company and its Subsidiaries have all material policies of insurance covering the Company, its Subsidiaries or any of their respective employees, properties or assets (collectively, the “Policies”), including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is in a form and amount that is customarily carried by persons conducting business similar to that of the Company and which the Company believes is adequate for the operation of its business. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all of the Policies are in full force and effect and all premiums due and payable thereon from the Company have been paid in full, and neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto, is in violation or breach of or default under (or with notice or lapse of time, or both, would be in violation or breach of or default under) the terms of any Policies. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of any such policies. Section 3.16 of the Disclosure Schedule sets forth the aggregate amount of the annual premium for the Company’s directors’ and officers’ liability insurance policy (including any Side A coverage) in effect as of the date hereof. Complete and correct copies of each material Policy relating to the business, assets, liabilities, operations, employees, officers and directors of the Company or its Subsidiaries have been made available to the Parent prior to the date hereof.

3.17 Proxy Statement; Schedule 13E-3. The Proxy Statement (including any amendments or supplements thereto or any document incorporated by reference therein) shall not, on the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, and the Schedule 13E-3 shall not, on the date it (including any amendments or supplements thereto or any document incorporated by reference therein) is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information relating to the Parent or its Affiliates supplied in writing by or on behalf of the Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

3.18 Brokers and Other Advisors. No broker, finder, financial advisor, investment banker or other similar Person (other than Barclays Capital, Inc. (the “Financial Advisor”), the fees and expenses of which will be paid by the Company) is entitled to any brokerage or finder’s fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company or any of its Subsidiaries. Prior to the date hereof, the Company has made available to the Parent a true and correct copy of the each engagement letter between the Company and its Subsidiaries, on the one hand, and the Financial Advisor and any of its Affiliates, on the other hand.

3.19 Opinion of the Financial Advisor. The Financial Advisor has delivered to the Special Committee its opinion, dated as of April 25, 2011, substantially to the effect that, as of such date and based on and subject to the assumptions, qualifications and limitations contained therein, the Merger Consideration to be received by the Unaffiliated Shareholders of the Company pursuant to this Agreement is fair to such shareholders from a financial point of view.

3.20 Takeover Statutes Not Applicable. The Company has taken all action required to be taken by it in order to exempt this Agreement, the Merger and the other transactions contemplated hereby from, and this Agreement, the Merger and the other transactions contemplated hereby are exempt from, the requirements of any “moratorium”, “control share acquisition”, “fair price”, “interested shareholder”, “business combination” or other anti takeover laws and regulations of any Governmental Entity or contained in the memorandum and articles of association of the Company. The Company does not have in effect any shareholder rights plan, “poison pill” or similar plan or arrangement.

3.21 Affiliate Transactions. Except for director and employment related Contracts filed or incorporated by reference as an exhibit to a form, report or other document filed by the Company with the SEC prior to the date hereof, as of the date hereof no officer or director of the Company or any of its Subsidiaries or any Person that beneficially owns 5% of the outstanding shares of Common Stock is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets that is material to the Company and its Subsidiaries, taken as a whole, or, to the Knowledge of the Company, has any interest in any material property owned by the Company or any of its Subsidiaries.

3.22 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV, the Company acknowledges that none of the Parent, Merger Sub or any other Person on behalf of the Parent or Merger Sub makes any other express or implied representation or warranty with respect to the Parent or Merger Sub or with respect to any other information provided to the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUB

The Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

4.1 Organization. Each of the Parent and Merger Sub is duly organized, incorporated or formed, validly existing and in good standing under the Laws of its jurisdiction.

4.2 Authorization. Each of the Parent and Merger Sub has the requisite legal power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by each of the Parent and Merger Sub of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary action, and no other action on the part of the Parent or Merger Sub is necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the adoption and approval pursuant to the Cayman Companies Law of this Agreement immediately after the execution and delivery of this Agreement by the Parent (or a wholly-owned Subsidiary of Parent) in its capacity as the sole shareholder of Merger Sub and compliance with the filing and notice requirements set forth in Sections 4.3(b)(i) through (v)). Assuming its due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of each of the Parent and Merger Sub enforceable against the Parent and Merger Sub in accordance with its terms, except as limited by the Bankruptcy Exceptions.

4.3 Noncontravention.

(a) Neither the execution and the delivery of this Agreement nor the consummation of the Merger and the other transactions contemplated by this Agreement, will, with or without the giving of notice or the lapse of time or both, (i) violate any provision of memorandum and articles of association (or comparable organization documents, as applicable) of the Parent or Merger Sub, (ii) assuming compliance with the filing and notice requirements set forth in Sections 4.3(b)(i) through (v), violate any Law applicable to the Parent or Merger Sub on the date hereof, (iii) result in a breach of, constitute a default under, give rise to any right of modification of any obligations or the loss of any benefit under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or otherwise violate any Contract to which the Parent or Merger Sub is a party or (iv) result in the creation of any Lien (other than a Permitted Lien) on an properties, rights or assets of the Parent or Merger Sub, except in the case of clauses (ii), (iii) or (iv) to the extent that any such violation would not reasonably be expected to prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement.

(b) The execution and delivery of this Agreement by the Parent and Merger Sub does not, and the performance thereof will not, require any Order, Permit of, or filing with or notification to, any Governmental Entity, except for (i) such filings under state securities Laws or blue sky Laws, the Securities Act and the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement and the Schedule 13E-3), (ii) such filings required under the rules and regulations of the Nasdaq, (iii) such filings as may be required under the HSR Act, (iv) such other filings as may be required under the Other Antitrust Laws, (v) the filing and recordation of appropriate merger or other documents as required by the Cayman Companies Law, (vi) the filings set forth in Section 3.4(b) of the Disclosure Schedule and (vii) such Orders, Permits, filings and notifications which if not obtained or made would not reasonably be expected to prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement.

4.4 Financing. Parent has delivered to the Company true, complete and correct copies of: (i) the executed commitment letter, dated as of April 26, 2011 among Merger Sub, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, UBS Loan Finance LLC and UBS Securities LLC and excerpts of those portions of the executed fee letter associated therewith that contain any conditions to funding or “flex” provisions or other provisions (excluding provisions related solely to fees and economic terms agreed to by the parties thereto) regarding the terms and conditions of the financing to be provided by such commitment letter (such commitment letter, including all exhibits, schedules, annexes and amendments thereto and each such fee letter, collectively, the “Debt Financing Commitment”), pursuant to which, upon the terms and subject to the conditions set forth therein, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, UBS Loan Finance LLC and UBS Securities LLC have agreed to lend the amounts set forth therein (the “Debt Financing”) for the purpose of funding the transactions contemplated by this Agreement; and (ii) the executed equity commitment letter, dated as of April 26, 2011 among Parent and the Guarantors (the “Equity Financing Commitment” and together with the Debt Financing Commitment, the “Financing Commitments”), pursuant to which, upon the terms and subject to the conditions set forth therein, each of the Guarantors has committed to invest the cash amount set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). None of the Financing Commitments has been amended or modified prior to the date of this Agreement, and, as of the date hereof, (x) the respective commitments contained in the Financing Commitments have not been withdrawn, modified, amended, terminated or rescinded in any respect and (y) no such withdrawal, termination, rescission, amendment or modification is contemplated (other than amendments and modifications permitted under Section 5.10). As of the date hereof, there are no side letters or other agreements, Contracts or arrangements to which Parent or any of its Affiliates is a party that could affect the availability of the Financing. As of the date hereof, the Financing Commitments are in full force and effect and constitute the legal, valid and binding obligations of each of Parent, Merger Sub and, to the knowledge of Parent, the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing (including any “flex” provisions), other than as expressly set forth in the Financing Commitments. Assuming the accuracy of the representations and warranties set forth in Section 3.2 and performance by the Company of its obligations hereunder, the aggregate net proceeds to be disbursed pursuant to the agreements contemplated by the Financing Commitments, in the aggregate and together with the cash, cash equivalents and marketable securities of the Company and its Subsidiaries reflected on the consolidated balance sheet of the Company as at the Balance Sheet Date and the contribution contemplated by the letter agreements set forth on Section 4.12 of the Disclosure Schedule in accordance with the terms thereof, will be sufficient for Parent and the Surviving Corporation at the Effective Time to pay all amounts contemplated hereunder to be paid by them, to redeem the Notes and to pay the amount outstanding under the Loan and Security Agreement, to satisfy the obligations of the Company under Section 2.1(d) and to pay all related fees and expenses. As of the date hereof, no event has occurred which would result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) by Parent or Merger Sub under the Financing Commitments, and Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent on the Closing Date. Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date hereof pursuant to the Financing Commitments.

4.5 Litigation. As of the date hereof, there is no Action pending or, to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub that challenges or seeks to enjoin, alter, prevent or materially delay the Merger.

4.6 Merger Sub; Ownership of Company Shares. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. Neither Parent nor Merger Sub owns any shares of Common Stock.

4.7 Information Supplied. None of the information relating to Parent or its Affiliates supplied in writing by Parent or Merger Sub for inclusion in the Proxy Statement shall, on the date it is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, and in the Schedule 13E-3 shall, on the date it is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

4.8 Vote/Approval Required. No vote or consent of the holders of any class or series of shares in its capital of Parent is necessary to approve this Agreement or the Merger or the transactions contemplated hereby. The vote or consent of Parent (or a wholly-owned Subsidiary of Parent) as the sole shareholder of Merger Sub (which shall occur promptly following the execution of this Agreement) is the only vote or consent of the holders of any class or series of shares in its capital of Merger Sub necessary to approve this Agreement or the Merger or the transactions contemplated hereby.

4.9 Brokers and Other Advisors. No broker, finder, financial advisor or investment banker is entitled to any brokerage or finder’s fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by Parent, Merger Sub or any of their respective Subsidiaries for which the Company could have any Liability prior to the Effective Time.

4.10 Solvency. Neither Parent nor Merger Sub is entering into this Agreement or the Financing Commitments with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the transactions contemplated by this Agreement and the Financing Commitments, including the Financing, the payment of the Merger Consideration and any other repayment or refinancing of debt that may be contemplated in the Debt Financing Commitment, assuming satisfaction of the conditions to Parent’s obligation to consummate the Merger as set forth herein, the accuracy of the representations and warranties of the Company set forth in Article III and the performance by the Company of its obligations hereunder, the Surviving Corporation and its Subsidiaries, taken as a whole, (a) as of such date will be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts as they become absolute and mature; and (b) shall not have, as of such date, unreasonably small capital to carry on its business in which it is engaged. For purposes of this definition, “not have, as of such date, unreasonably small capital to carry on its business in which it is engaged” means that the Surviving Corporation will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

4.11 No Other Representations or Warranties. Except for the representations and warranties contained in Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, none of the Company, its Subsidiaries or any other Person has made or makes any representation to Parent or Merger Sub or any other Person with respect to the accuracy, reasonableness or otherwise of any projections, estimates, forecasts or budgets for the Company or its Subsidiaries (individually or taken as a whole).

4.12 No Arrangements. Except as set forth on Section 4.12 of the Disclosure Schedule, as of the date hereof, there are no Contracts between Parent or Merger Sub or any of their Affiliates and any member of the Company’s management that relate to the Company or its Subsidiaries, the Merger or the transactions contemplated hereby.

4.13 Investigation by Parent and Merger Sub. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, assets, condition, operations and prospects of the Company and its Subsidiaries. In entering into this Agreement, each of Parent and Merger Sub has relied solely upon its own investigation and analysis and on the Company’s representations and warranties set forth in Article III.

ARTICLE V

COVENANTS

5.1 Operation of the Company’s Business.

(a) From and after the date hereof and prior to the Closing or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) with the prior written consent of the Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as may be required by Law, (iii) as expressly required by this Agreement, or (iv) as expressly set forth in Section 5.1(a) of the Disclosure Schedule, the Company covenants and agrees with the Parent that the Company and its Subsidiaries shall (y) carry on its business in the ordinary course consistent with past practices, and (z) use commercially reasonable efforts to keep available the services of its current officers and employees, to preserve its relations and goodwill with suppliers, customers, landlords, licensors, licensees and other Persons having business relationships with the Company or any of its Subsidiaries and to keep in full force and effect any material Permits.

(b) Without limiting the generality of Section 5.1(a) and except as may be required by Law or expressly required by this Agreement, the Company agrees with the Parent that between the date hereof and the Closing or the Termination Date, as applicable, without the prior written consent of the Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly set forth in Section 5.1(a) of the Disclosure Schedule, the Company shall not, and shall cause its Subsidiaries not to, do any of the following:

(i) adopt any amendments to its memorandum and articles of association or similar applicable organization documents;

(ii) declare, authorize, set aside or pay any dividends on or make any distribution with respect to any of its outstanding shares or other equity interests (whether in cash, assets, stock or other securities of the Company or such Subsidiaries), except for cash dividends made by any direct or indirect wholly-owned Subsidiary of the Company to the Company or one of its wholly-owned Subsidiaries;

(iii) split, combine or reclassify any of its shares or issue or grant or authorize or propose the issuance or grant of any of its shares in its capital or other securities or any option, warrant or other right to acquire or receive any such shares or other securities, except for issuances of Common Stock as required to be issued upon exercise or settlement of Company Stock Options or Company Restricted Stock Awards under the Company Equity Incentive Plan outstanding on the date hereof in accordance with the terms thereof in effect on the date hereof;

(iv) purchase, redeem or otherwise acquire any of its or its Subsidiaries shares or any other of its or its Subsidiaries’ securities or any rights, warrants or options to acquire any such shares or other securities, except in each case in connection with the exercise and settlement of outstanding awards as of the date hereof under the Company Equity Incentive Plan;

(v) incur, assume, guarantee or become obligated with respect to any Indebtedness (excluding letters of credit issued in the ordinary course of business), except for (A) transactions in the ordinary course of business consistent with past practices among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries and (B) borrowings in the ordinary course of business under the Loan and Security Agreement not in excess of $35,000,000;

(vi) (A) (x) make any material change in any method of Tax accounting (y) make or change any material Tax election or (z) make any material change in any of the financial accounting principles or practices, other than changes required by GAAP or applicable Law or regulatory requirements with respect thereto, (B) file any material amended Tax Return, settle or compromise any material Tax liability (other than a Tax liability with respect to which the Company or its Subsidiaries is indemnified), agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, (C) enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund, (D) seek any Tax related ruling or guidance from any Tax authority or (E) enter into an agreement with any relevant Governmental Entity to amend, modify, waive or affect in any adverse manner the Tax incentives and benefits granted to the Company and its Subsidiaries;

(vii) (A) increase the salary or other cash or equity compensation of any director, employee or individual consultant of the Company or any of its Subsidiaries, other than increases in the salaries of non-officer employees in the ordinary course of business consistent with past practices, except in each case as required by the terms of any applicable Company Plan in existence on the date of this Agreement, (B) grant any new bonus, benefit or other direct or indirect compensation to any director, officer, or, other than in the ordinary course of business, to any non-officer employee or individual consultant of the Company or any of its Subsidiaries, (C) increase the coverage or benefits available under any (or create any new) Company Plan or any severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement made to, for, or with any of the managers, directors, officers or employees of the Company or any of its Subsidiaries or otherwise modify or amend or terminate any such plan or arrangement, except for any modification or amendment that would not result in more than a de minimis increase to the cost to the Company under such plan or arrangement; (D) enter into any employment, deferred compensation, severance, special pay, consulting, non-competition or similar agreement or arrangement with any employees, managers, directors, officers or individual consultants of the Company or any of its Subsidiaries (or amend any such agreement to which the Company or any of its Subsidiaries is a party), except for offer letters entered into in the ordinary course of business consistent with past practices with any new non-officer employees with annual compensation per employee of less than $100,000, consulting agreements with individual consultant in the ordinary course of business consistent with past practices, settlement agreements with terminated non-officer employees in the ordinary course of business consistent with past practices and that provide for aggregate severance payments and benefits of less than $30,000 per individual or agreements or arrangements that restrict an employee, former employee or former individual consultant while imposing no restriction on the Company or any Subsidiary, or (E) enter into any collective bargaining agreement with any labor organization or union, except as may be required by the laws of Brazil;

(viii) (A) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or any property or assets of any Person outside of the ordinary course of business with a value in excess of $3,000,000 in the aggregate, (B) make any investment in another entity (other than an entity that is a wholly-owned Subsidiary of the Company as of the date hereof and other than incorporation of a wholly owned Subsidiary of the Company) with a value in excess of $500,000 in the aggregate, (C) sell, lease, license, or otherwise dispose of or subject to any Lien (other than a Permitted Lien) any assets of the Company or any of its Subsidiaries with a value in excess of $1,000,000 in the aggregate, or (D) make any loans or advances to any Person in excess of $100,000 individually, or $200,000 in the aggregate (other than the Company or any wholly-owned Subsidiary and advances to employees in the ordinary course of business consistent with past practices), except, in the case of the immediately preceding clauses (A) and (C), for acquisitions or dispositions pursuant to a Contract in effect as of the date hereof, and, solely in the case of the immediately preceding clause (C), for (1) sales and non exclusive licenses of products and services of the Company and its Subsidiaries, including the sale or other disposition of supply, inventory or trading stock, in the ordinary course of business consistent with past practices, (2) dispositions of obsolete or substantially worthless assets and (3) transfers among the Company and its wholly-owned Subsidiaries;

(ix) (A) cancel, materially modify, terminate or grant a waiver of any rights that would be materially adverse to the Company and its Subsidiaries under any Material Contract (other than modification of customer Contracts pursuant to which additional products or services could be provided to the relevant customers and any modification or amendment that is in the aggregate beneficial to or not materially less favorable to the Company) or (B) enter into a new Contract that (x) would be a Material Contract (other than in the ordinary course of business consistent with past practices with respect to Contracts of the type described in Section 3.12(a)(i), (v), (ix), (x), (xi) or (xiii)) if in existence as of the date hereof or (y) contains, unless required by applicable Law, a change in control provision in favor of the other party or parties thereto (unless the provision excludes this Agreement, the Merger and the other transactions contemplated by this Agreement from the change of control provision) or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated hereby;

(x) Settle or compromise any litigation, audit, claim or Action other than settlements or compromises of litigation, audit, claim or Action that provide solely for monetary relief and where the amount paid by the Company in settlement or compromise, does not exceed $500,000, individually, or $1,000,000 in the aggregate;

(xi) (A) merge or consolidate the Company or any of its Subsidiaries with any Person (other than the Merger and other than such transactions solely among wholly owned domestic Subsidiaries of the Company that would not result in a material increase in the Tax liability of the Company or its Subsidiaries), (B) propose or adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (C) transfer the equity interests of any Subsidiary of the Company to any entity that is not the current legal or beneficial owner of such Subsidiary, including intercompany transfers to the Company or any or its Subsidiaries, whether by way of contribution, sale, purchase, transfer, assignment, consolidation, merger or otherwise;

(xii) make or agree to make any capital expenditures, capital additions or capital improvements or enter into any agreements providing for any such capital expenditures, capital additions or capital improvements (including with respect to the amount and timing of such capital expenditures, capital additions or capital improvements) that is not set forth in the capital expenditures plan contained in Section 5.1(b)(xii) of the Disclosure Schedule, that exceeds $3,000,000 in the aggregate;

(xiii) grant any Lien (other than Permitted Liens) on any of its material assets or properties;

(xiv) enter into any material new line of business, other than in the ordinary course of business consistent with past practices and, provided that such new line of business is related to, and a reasonable expansion of, the Company’s or its Subsidiaries’ business that is conducted as of the date hereof;

(xv) permit any material item of Company-Owned Intellectual Property to become abandoned, cancelled, invalidated or dedicated to the public;

(xvi) terminate, cancel, amend or modify any material Policies which are not replaced by a comparable amount of insurance coverage; or

(xvii) agree to take any of the foregoing actions.

(c) Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Closing, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’, as applicable, respective operations.

5.2 Proxy Statement; Shareholders Meeting.

(a) Subject to Section 5.2(b), the Company shall, as soon as reasonably practical after the Proxy Statement is cleared by the SEC for mailing to the Company’s shareholders, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment or postponement thereof (the “Company Shareholders Meeting”) for the purpose of obtaining the Shareholder Approval; provided, however, that the Company shall be under no obligation to mail the Proxy Statement prior to the start of the No-Shop Period Start Date. The Company shall, through the Board of Directors of the Company or any committee thereof (including the Special Committee), but subject to the right of the Board of Directors of the Company or any committee thereof to make a Company Adverse Recommendation Change pursuant to Section 5.3, provide the Board Recommendation and shall include the Board Recommendation in the Proxy Statement, and, unless there has been a Company Adverse Recommendation Change, the Company shall use all reasonable lawful action to solicit the Shareholder Approval. The Company shall provide Parent with such information with respect to the solicitation of the Shareholder Approval as is reasonably requested by Parent.

(b) As soon as practicable following the date hereof (and in any event within 20 Business Days), (i) the Company shall prepare the Proxy Statement and the Company and Parent shall prepare the Schedule 13E-3, (ii) Parent shall promptly provide to the Company any information required for inclusion in the Proxy Statement and the Schedule 13E-3 and shall promptly provide such other assistance in the preparation thereof as may be reasonably requested by the Company from time to time and (iii) the Company shall file the Proxy Statement and the Schedule 13E-3 with the SEC. The Company shall thereafter use its reasonable best efforts to respond (with the assistance of, and after consultation with, Parent) as promptly as practicable to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3 and to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable after (x) responding to all such comments to the satisfaction of the SEC and (y) the Proxy Statement is cleared by the SEC for mailing to the Company’s shareholders, provided, however, that the Company shall be under no obligation to mail the Proxy Statement prior to the start of the No-Shop Period Start Date. The Company shall promptly notify the Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and the Schedule 13E-3, and shall provide the Parent with copies of all correspondence between the Company and its Representatives on the one hand, and the SEC on the other hand, with respect to the Proxy Statement, the Schedule 13E-3 or the transactions contemplated hereby. In the event that the Company receives any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement or the Schedule 13E-3, the Parent shall promptly provide to the Company, upon receipt of notice from the Company, any information required for inclusion in the response of the Company to such comments or such request and shall promptly provide such other information or assistance in the preparation thereof as may be reasonably requested by the Company from time to time. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or the Schedule 13E-3 (including any amendment or supplement to the Proxy Statement or Schedule 13E-3) or responding to any comments of the SEC with respect thereto, the Company shall provide the Parent with a reasonable opportunity to review and comment on such documents or responses and shall include in such documents or responses comments reasonably proposed by the Parent. If, at any time prior to the Company Shareholders Meeting, any information relating to the Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by the Parent or the Company, respectively, which should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3, as applicable, so that the Proxy Statement or Schedule 13E-3, as applicable, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Parent or the Company, as the case may be, shall promptly notify the other, and to the extent required by applicable Law, the Company shall file an appropriate amendment or supplement describing such information promptly with the SEC and disseminate such amendment or supplement its shareholders, as applicable. All documents that the Company is responsible for filing in connection with the transactions contemplated hereby will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and other applicable Laws.

5.3 Alternative Proposals; Go-Shop.

(a) Notwithstanding any other provision of this Section 5.3 to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Eastern time) on the forty fifth (45th) calendar day after the date of this Agreement (the “Go-Shop Period”), the Company and its Subsidiaries and their respective Representatives shall have the right, directly or indirectly, to: (i) initiate, solicit and encourage, whether publicly or otherwise, any inquiry or the making of any proposals or offers that could constitute Alternative Proposals, including by way of providing access to non-public information to any Person pursuant to a confidentiality agreement on customary terms not materially more favorable to such Person than those contained in the Non-Disclosure Agreement (an “Acceptable Confidentiality Agreement”); provided that the Company shall simultaneously make available to the Parent any information concerning the Company or its Subsidiaries that the Company provides to any Person given such access that was not previously made available to the Parent, and (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations with any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Alternative Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Alternative Proposals.

(b) Except as expressly permitted by this Section 5.3 and except as may relate to any Excluded Party (for as long as such Person or group is an Excluded Party), the Company and its Subsidiaries shall, and the Company shall instruct and cause its and its Subsidiaries’ Representatives to, at 12:00 a.m. on the forty sixth (46th) calendar day after the date of this Agreement (the “No-Shop Period Start Date”) immediately cease any activities permitted by Section 5.3(a) and any discussions or negotiations with any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) that may be ongoing with respect to any Alternative Proposal. With respect to any Person or group with whom such discussions or negotiations have been terminated, the Company shall use its reasonable best efforts to promptly require such Person or group to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any non-public information furnished by or on behalf of the Company.

(c) Subject to Section 5.3(d) and except as may relate to any Excluded Party (for as long as such Person or group is an Excluded Party), the Company and its Subsidiaries will not, and the Company will cause its and its Subsidiaries’ Representatives not to, from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 7.1, directly or indirectly, (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing non-public information regarding the Company or any of its Subsidiaries), any inquiries, proposals or offers from any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) (other than the Parent and its Subsidiaries) that constitute, or could reasonably be expected to result in, a proposal or offer for, in a single transaction or series of related transactions, (A) any merger, consolidation, share exchange, business combination, recapitalization, joint venture, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the consolidated revenues, income or assets of the Company and its Subsidiaries, in each case, taken as a whole), (B) the direct or indirect acquisition of a 20% or greater interest of the outstanding Common Stock or aggregate voting power of the Company or any class of equity securities of the Company or (C) the direct or indirect acquisition of 20% or more of the consolidated assets or assets representing 20% or more of the consolidated revenues or net income (including, in each case, securities of the Company’s Subsidiaries) of the Company and its Subsidiaries (any such proposal or offer, an “Alternative Proposal”), or (ii) engage or participate in any discussions (other than to state only that they are not permitted to have discussions and to refer to this Agreement) or negotiations (including by way of furnishing information regarding the Company or any of its Subsidiaries) in connection with, or which would reasonably be likely to lead to, or for the purpose of encouraging or facilitating, any Alternative Proposal.

(d) Following the No-Shop Period Start Date and prior to the Shareholder Approval being obtained (but not after), if the Board of Directors (or any committee thereof) receives a bona fide written Alternative Proposal and if the receipt of such Alternative Proposal did not result from a material breach of this Section 5.3, the Company or its Representatives may, if the Board of Directors, upon recommendation thereof by the Special Committee, or the Special Committee determines in good faith (after consultation with its outside counsel and financial advisor) that the Alternative Proposal is, or is reasonably expected to result in, a Superior Proposal, (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Alternative Proposal and (B) engage or participate in discussions or negotiations regarding such Alternative Proposal if, but only if, (x) in the case of either of the immediately preceding clauses (A) or (B), the Board of Directors, upon the recommendation of the Special Committee determines in good faith (after consultation with outside counsel) that the failure to take such action would be materially inconsistent with the directors’ fiduciary duties under applicable Law and (y) the Company receives from such Person an Acceptable Confidentiality Agreement; provided that the Company shall immediately make available to the Parent any information concerning the Company or its Subsidiaries that the Company provides to any Person given such access that was not previously made available to the Parent.

(e) No later than two (2) Business Days after the No-Shop Period Start Date, the Company shall notify the Parent in writing of the identity of each Excluded Party and provide to the Parent (x) a copy of any Alternative Proposal made in writing and other written terms or proposals provided (including financing commitments) to the Company or any of its Subsidiaries and (y) a written summary of the material terms of any Alternative Proposal not made in writing (including any terms proposed orally or supplementally). Following the No-Shop Period Start Date, the Company shall promptly (and in any event within 24 hours after receipt), notify the Parent both orally and in writing of the receipt of any Alternative Proposal, any inquiries that could reasonably be expected to result in an Alternative Proposal, or any request for information from, or any negotiations sought to be initiated or continued with, either the Company or its Representatives concerning an Alternative Proposal, which notice shall include (i) a copy of any Alternative Proposal (including any financing commitments) made in writing and other written terms or proposals provided to the Company or any of its Subsidiaries and (ii) a written summary of the material terms of any Alternative Proposal not made in writing or any such inquiry or request. Following the No-Shop Period Start Date, the Company shall keep the Parent reasonably informed on a prompt basis (and in any event within 24 hours) of the status of any Alternative Proposal (including any made by an Excluded Party), inquiry that could reasonably be expected to result in an Alternative Proposal, or request and the status of any discussions or negotiations with respect thereto. None of the Company or any of its Subsidiaries shall, after the date of this Agreement, enter into any agreement that would prohibit them from providing such information to the Parent.

(f) Except as expressly permitted by this Section 5.3, the Board of Directors (or any committee thereof) shall not (1) (A) change, qualify, withdraw or modify, or publicly propose to change, withdraw, modify or qualify, in a manner adverse to the Parent, the Board Recommendation, (B) approve or recommend, or publicly propose to approve or recommend to the shareholders of the Company, an Alternative Proposal, (C) if a tender offer or exchange offer for shares in the capital of the Company that constitutes an Alternative Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the Company shareholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, provided that a customary “stop, look and listen” communication by the Board of Directors pursuant to Rule 14d-9(f) of the Exchange Act shall not be prohibited), within ten (10) Business Days after commencement or (D) terminate, amend, waive or exempt any Person or group from the restrictions contained in any standstill agreements or any Takeover Laws or otherwise cause any such restrictions therein not to apply (other than any amendments, waivers or exemptions to allow a proposal to be made on a non-public basis in compliance with this Section 5.3 that do not in the aggregate result in terms materially more favorable to such Person than those contained in the Non-Disclosure Agreement) (each of the foregoing, a “Company Adverse Recommendation Change”), (2) approve, authorize or permit or allow the Company or any of its Subsidiaries to enter into any letter of intent, merger or acquisition agreement or any similar agreement or understanding with respect to any Alternative Proposal (other than an Acceptable Confidentiality Agreement as expressly permitted hereunder) (each of the foregoing, an “Alternative Proposal Agreement”) or (3) resolve, propose or agree to any of the foregoing; provided, however, prior to the Shareholder Approval being obtained (but not after), if (x) the Board of Directors determines in good faith (after consultation with outside counsel and upon recommendation thereof by the Special Committee) that the failure to take any of the following actions would be materially inconsistent with the directors’ fiduciary duties under applicable Law, (y) (i) the Special Committee determines in good faith (after consultation with outside counsel and its financial advisors) that a bona fide written Alternative Proposal received by the Company in compliance with this Section 5.3 constitutes a Superior Proposal (including any Superior Proposal made by an Excluded Party) or (ii) a material development or change in circumstances occurs or arises after the date hereof not relating to any Alternative Proposal and that was not known to, or reasonably foreseeable by, the Company or the Board of Directors (or any committee thereof) as of or prior to the date hereof (such development or change in circumstances, an “Intervening Event”), it being understood that, for the avoidance of doubt, an Intervening Event shall not include any development or change set forth in Section 5.3(f) of the Disclosure Schedule, and (z) the Company and its Subsidiaries have complied in all material respects with this Section 5.3, then the Special Committee or the Board of Directors may (I) effect a Company Adverse Recommendation Change or (II) only in the case of the foregoing clause (y)(i), allow the Company or any of its Subsidiaries to enter into any Alternative Proposal Agreement with respect to such Superior Proposal and effect any transaction contemplated by such Superior Proposal; provided, further, however, that the Board of Directors may only take the actions described in (1) clause (II) if the Company terminates this Agreement pursuant to Section 7.1(e) concurrently with entering into such Alternative Proposal Agreement and pays the Company Termination Fee in compliance with Section 7.2 and (2) clauses (I) or (II) if:

(i) the Company shall have provided prior written notice to the Parent and Merger Sub, of its or the Board of Director’s intention to take such actions at least four (4) calendar days in advance of taking such action, which notice shall specify, as applicable, the details of such Intervening Event or the material terms of the Alternative Proposal received by the Company that constitutes a Superior Proposal, including a copy of the relevant proposed transaction agreements with, and the identity of, the party making the Alternative Proposal and other material documents (including any financing commitments with respect to such Alternative Proposal);

(ii) after providing such notice and prior to taking such actions, the Company shall, and shall cause its Representatives to, negotiate with the Parent and Merger Sub in good faith (to the extent the Parent and Merger Sub desire to negotiate) during such four-day period to make such adjustments in the terms and conditions of this Agreement and the Financing Commitments as would permit the Company, the Special Committee or the Board of Directors not to take such actions; and

(iii) the Special Committee and the Board of Directors shall have considered in good faith any changes to this Agreement and the Financing Commitments or other arrangements that may be offered in writing by the Parent by 5:00 PM Pacific Time on the fourth day of such four-day period and shall have determined in good faith (x) with respect to the actions described in clause (II), after consultation with outside counsel and its financial advisors that the Alternative Proposal received by the Company would continue to constitute a Superior Proposal and (y) with respect to the actions described in clauses (I) or (II), after consultation with outside counsel, that it would continue to be materially inconsistent with the directors’ fiduciary duties under applicable Law not to effect the Company Adverse Recommendation Change, in each case, if such changes offered in writing by the Parent were given effect.

In the event of any material revisions to the Superior Proposal (it being agreed that material revisions shall include any favorable change in the purchase price, form of consideration, transaction timing or transaction financing for such Superior Proposal), the Company shall be required to deliver a new written notice to the Parent pursuant to the foregoing clause (i) and to comply again with the requirements of this Section 5.3(f) with respect to such new written notice, except the notice period shall be at least two days (rather than the four days contemplated by Section 5.3(f)(i) above). Nothing contained in this Section 5.3 or elsewhere in this Agreement will prohibit the Company, the Board of Directors or the Special Committee from taking and disclosing to the shareholders of the Company a position contemplated by Rule 14d-9 or 14e-2 promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or otherwise complying with the provisions of Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A or making such other disclosure as required by applicable Law if, in each such case in the good faith judgment of the Board of Directors or the Special Committee, failure to make such disclosure would be materially inconsistent with its obligations under applicable Law; provided, however, that neither the Board of Directors nor any committee thereof shall recommend that the shareholders of the Company tender their shares in connection with any tender or exchange offer (or otherwise approve or recommend any Alternative Proposal) or effect a Company Adverse Recommendation Change, unless in each case, the applicable requirements of this Section 5.3 shall have been satisfied.

(g) As used in this Agreement, “Superior Proposal” shall mean a bona fide written Alternative Proposal that the Board of Directors (which may be determined acting through the Special Committee) determines in good faith, after consultation with a financial advisor of nationally recognized reputation and the Company’s outside counsel, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial (including the financing terms thereof), regulatory, timing and other aspects of such Alternative Proposal, and, if consummated, would be more favorable to the shareholders of the Company from a financial point of view than the Merger, taking into account all of the terms and conditions of such Alternative Proposal (including the likelihood and timing of consummation thereof) and this Agreement (including any changes to the terms of this Agreement committed to by the Parent to the Company in writing in response to such Alternative Proposal under the provisions of Section 5.3(f) or otherwise); provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Alternative Proposal shall be deemed to be references to “50%”.

5.4 Regulatory Matters and Approvals; Further Action.

(a) Each of the Parent, Merger Sub and the Company shall, as promptly as reasonably practicable following the execution of this Agreement and before the expiration of any relevant legal deadline, make or cause to be made filings (i) with the United States Federal Trade Commission and the United States Department of Justice, the notification and report form required under the HSR Act (which form shall be filed no later than ten (10) Business Days after the date hereof, unless the parties mutually agree to extend the deadline), and (ii) to the appropriate Governmental Entities listed on Section 5.4 of the Disclosure Schedule (the “International Filings”), the notification and report form filings required under the antitrust and competition Laws and foreign investment Laws of such jurisdictions (which filings shall be made as reasonably promptly as practicable after the date hereof). Each of the Parent, Merger Sub and the Company shall use its respective reasonable best efforts to obtain promptly any clearance required under the HSR Act and under the Laws of the jurisdictions of the International Filings for the consummation of the transactions contemplated by this Agreement including (A) defending against the entry of any Order under any applicable antitrust or competition Law of the United States or under the Laws set forth on Section 5.4 of the Disclosure Schedule, in each case, that would restrain, prevent, or delay the Closing, including defending any Actions asserted by a Governmental Entity challenging this Agreement or the transactions contemplated hereby thereunder under the applicable antitrust or competition Laws of the United States or the Laws set forth on Section 5.4 of the Disclosure Schedule, and using its reasonable best efforts to have vacated, lifted, reversed or overturned any Order under any applicable antitrust or competition Law of the United States or under the Laws set forth on Section 5.4 of the Disclosure Schedule, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated hereby and (B) to the extent permitted by Law, keeping each other apprised of the status of any communications with, and any inquiries or requests for additional information, from any Governmental Entity.

(b) Each of the Parent and the Company agrees to instruct its respective counsel to cooperate with each other and shall use their respective reasonable best efforts to the extent permitted by Law to (i) furnish to each other’s counsel such reasonably necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission under the HSR Act and the International Filings and (ii) permit the other party’s counsel to review and incorporate such other party’s counsel’s reasonable comments in any filings or other communication given by it to any Governmental Entity or in connection with any proceeding by a private party related to antitrust or competition Laws with any other Person. None of the Parent, the Company nor any of their respective counsel shall independently contact any Governmental Entity or participate in any meeting or discussion (or any other communication by any means) with any Governmental Entity in respect of any such filings, applications, investigation or other inquiry without giving, in the case of the Parent, the Company, and in the case of the Company, the Parent, in either case, where reasonably practicable, prior reasonable notice of the meeting or discussion, the opportunity to confer with each other regarding appropriate contacts with and responses to personnel of said Governmental Entity, the opportunity to review and comment on the contents of any representations (oral or otherwise) expected to be communicated at the meeting or discussion, and, to the extent permitted by the relevant Governmental Entity, the opportunity to attend and participate at the meeting or discussion (which, at the request of the Parent or the Company, as applicable, shall be limited to outside antitrust counsel only).

(c) Subject to the terms and conditions of this Agreement, each of the parties hereto shall use their reasonable best efforts to effectuate the Merger in accordance with this Agreement as promptly as practicable, including using their reasonable best efforts (i) to request and obtain all necessary or appropriate consents, waivers and approvals under any Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such Contracts following the consummation of the transactions contemplated hereby; provided that (x) no party shall be obligated to pay any consideration to any third party from whom such consent, waiver or approval is requested and (y) the consent of the Parent shall be required with respect to any amendment or modification to any Contract in connection with obtaining any such consent, waiver or approval that is adverse in any material respect to the Parent, Merger Sub, the Company or any of its Subsidiaries and (ii) to execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

5.5 Press Releases and Public Announcement. None of the Parent, Merger Sub, the Company or their respective Representatives will issue any press release or make any public announcement or disclosure relating to this Agreement, the Merger or the other transactions contemplated by this Agreement without the prior written approval of, in the case of the Parent and Merger Sub, the Company, and in the case of the Company, the Parent; provided that each party may issue any such press release or make such public announcement it believes in good faith is required to be made by applicable Law or any applicable rule or regulation promulgated by any applicable securities exchange after consultation with legal counsel, in which case the disclosing party will use its commercially reasonable efforts to advise and consult with the other parties regarding any such press release or other announcement prior to making any such disclosure.

5.6 Access to Information; Shareholder Litigation.

(a) Subject to applicable Law, during the period commencing on the date hereof and ending at the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, the Company will, and will cause each of its Subsidiaries to, upon reasonable prior written notice of the Parent, permit the Parent and its Representatives and Financing Sources to have (at the Parent’s expense) reasonable access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company and each of its Subsidiaries, to (i) the officers and senior management, the premises, employees, agents, books, records, and Contracts of or pertaining to the Company and any of its Subsidiaries and (ii) subject to the prior consent of the Company (which consent is not to be unreasonably withheld, conditioned or delayed), the customers and suppliers of the Company and any of its Subsidiaries, in each case, as the Parent may reasonably request in writing.

(b) The Company will give prompt written notice to the Parent of any event that would reasonably be expected to give rise to, individually or in the aggregate, a Material Adverse Effect. The Parent and Merger Sub will give prompt written notice to the Company of any event that would reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement. Each of the Company, the Parent and Merger Sub will give prompt written notice to the other parties of (i) any facts relating to such party which would make it necessary or advisable to amend the Proxy Statement or the Schedule 13E-3 in order to make the statements therein not misleading or to comply with applicable Law and (ii) any notice or other communication received by such party from any Governmental Entity or other Person in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transaction contemplated hereby. The Company shall (w) promptly advise the Parent of any Action commenced after the date hereof against the Company or any of its directors (in their capacities as such) by any shareholder of the Company (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby, (x) keep the Parent reasonably informed regarding any such Action, (y) give the Parent the opportunity to participate in such Action, consult with the Parent regarding the defense or settlement of any such Action and consider the Parent’s views with respect to such Action and (z) not settle any such Action without the Parent’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned, provided that (A) any settlement agreed to in writing by the Company’s insurance carriers and the Company pursuant to which the Company’s insurance carriers expressly agree to directly cover the entire costs of such settlement and all related litigation costs of the Company and (B) such settlement is solely for monetary relief, then such settlement shall be deemed reasonable and shall not require any further Parent consent). The delivery of any notice pursuant to this Section 5.6(b) will not limit, expand or otherwise affect the remedies available hereunder (if any) to the party receiving such notice.

(c) Each of the Parent and Merger Sub will, and will cause their respective Representatives to, hold and treat and will cause its officers, employees, auditors and other authorized representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to the Parent, Merger Sub or their respective Representatives in connection with the transactions contemplated by this Agreement in accordance with the letter agreement, dated March 3, 2011, between the Company, Silver Lake Management Company III, L.L.C. and Silver Lake Management Company Sumeru, L.L.C. (the “Non-Disclosure Agreement”), which Non-Disclosure Agreement shall remain in full force and effect in accordance with their respective terms.

5.7 Employee Matters.

(a) Until the twelve month anniversary of the Effective Time (the “Benefits Continuation Period”), the Parent shall provide, or shall cause the Surviving Corporation or any of their respective Subsidiaries to provide, for those employees of the Company and its Subsidiaries who are employed immediately prior to the Effective Time and who continue as employees of the Parent, the Surviving Corporation or any of their respective Subsidiaries during the Benefits Continuation Period (the “Company Employees”), (i) at least the same level of base salary or wages (as applicable) and (ii) employee benefits and aggregate annual cash incentive opportunities that are substantially comparable in the aggregate to those provided as of the date hereof by the Company or the applicable Subsidiary to such Company Employees pursuant to the Company Plans (excluding, for purposes of currently provided benefits, any equity or equity-based compensation, defined benefit pension benefits, retiree medical benefits or transaction or retention bonuses). Without limiting the generality of the foregoing, the Parent shall provide, or shall cause the Surviving Corporation or any of their respective Subsidiaries to provide, severance and any similar benefits to Company Employees that are substantially similar to the severance and similar benefits currently provided under the Company Plans for the Benefit Continuation Period, including by recognizing all service recognized for such purposes under the applicable Company Plan.

(b) For purposes of determining eligibility to participate, vesting and entitlement to benefits, where length of service is relevant under any benefit plan or arrangement of the Parent, the Surviving Corporation or any of their respective Subsidiaries providing benefits to any Company Employee after the Effective Time (collectively, the “New Plans”), the Company Employees shall receive service credit for service with the Company and its Subsidiaries (and any respective predecessors) to the same extent such service credit was granted under the Company Plans, except to the extent any such service credit would result in the duplication of benefits. In addition and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time or satisfaction of any other eligibility requirements, in any and all New Plans to the extent that (A) coverage under such New Plan replaces coverage under a Company Plan in which such Company Employee participated immediately before the Effective Time (collectively, the “Old Plans”) and (B) such Company Employee has satisfied all waiting time and other eligibility requirements under the Old Plan being replaced by the New Plan; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, the Parent shall cause (x) all pre-existing condition exclusions and actively at work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents to the extent such conditions were inapplicable or waived under the comparable Old Plan and (y) any expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Nothing contained in this Agreement is intended (i) to require the Parent, the Company, the Surviving Corporation or any of their respective Affiliates to establish or maintain any specific Company Plan or other employee benefit plan or arrangement for any length of time; or (ii) to create or amend any Company Plan or other employee benefit plan or arrangement. This Section 5.7 is included for the sole benefit of the parties hereto and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any Company Employee, or any other participant in or beneficiary under any Company Plan or other employee benefit plan or arrangement that may be established or maintained by the Parent, the Company, the Surviving Corporation or any of their respective Affiliates following the Merger, or any beneficiary or trustee thereof. Furthermore, nothing contained in this Agreement, express or implied, is intended to confer upon any Person, any right to employment or continued employment for any period of time, or any right to a particular term or condition of employment.

5.8 Indemnification and Insurance.

(a) For a period of six years from the Effective Time, the memorandum and articles of association of the Surviving Corporation, subject to compliance with applicable Law, shall contain provisions with respect to exculpation, indemnification and advancement of expenses that are at least as favorable to the directors or officers of the Company as those contained in the memorandum and articles of association in effect immediately as of the date hereof. From and after the Effective Time, each of the Parent and the Surviving Corporation shall (i) be jointly and severally liable to pay and perform in a timely manner such indemnification, advancement and exculpation obligations, and (ii), to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing, following receipt of any undertakings required by applicable Law), to the same extent that such persons are entitled to indemnification or advancement pursuant to the memorandum and articles of association of the Company as in effect as of the date hereof, each current and former director or officer of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law and following receipt of any undertaking required by applicable Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Actions, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred (x) in such Indemnified Party’s capacity as a director or officer of the Company or any of its Subsidiaries or (y) in such Indemnified Party’s capacity as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company or one of its Subsidiaries, before the Effective Time (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or one of its Subsidiaries), including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party. In the event of any such Action, the Parent and the Surviving Corporation shall reasonably cooperate with the Indemnified Party in the defense of any such Action.

(b) For the six (6) year period commencing immediately after the Effective Time (the “D&O Tail Period”), the Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable in any material respects to such individuals than those of such policy in effect on the date hereof (or the Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a fully-paid “tail” policy for the D&O Tail Period); provided, however, that, if the aggregate annual premium for such insurance shall exceed 300% of the current annual premium, then the Parent shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an aggregate premium of 300% of the current annual premium; provided, further, however, that any such replacement or substitution of insurance policies shall not result in gaps in coverage. Subject to the prior consent of the Parent, the Company shall have the right prior to the Effective Time to purchase, for an aggregate amount not to exceed 300% of the current annual premium, a fully-paid “tail” policy for the D&O Tail Period on terms and scope with respect to such coverage, and in amount, not less (but not more) favorable in any material respect to such individuals than the directors’ and officers’ liability insurance policy in effect on the date hereof (including Side A coverage) with respect to matters existing or occurring prior to the Effective Time. If such fully-paid “tail” policy has been obtained by the Company prior to the Effective Time, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.8(b) and the Surviving Corporation shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(c) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the memorandum and articles of association or other organization documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the Cayman Companies Law, directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its Subsidiaries or otherwise. Parent and Merger Sub agree that all rights to indemnification by the Company now existing in favor of each Indemnified Party pursuant to any of the agreements set forth on Section 5.8(c) of the Disclosure Schedule, including provisions relating to the advancement of expenses incurred in the defense of any action or suit, shall survive the Merger and shall remain in full force and effect. The provisions of this Section 5.8 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties and his or her heirs, each of whom is an intended third-party beneficiary of this Section 5.8, and shall not be terminated or modified in a manner as to adversely affect the rights of any Indemnified Parties.

(d) In the event the Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, in each case, proper provision shall be made so that the successors and assigns of the Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.8.

5.9 Takeover Laws. Without prejudice to Section 3.20, if any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Entity (“Takeover Laws”) is or may become applicable to the Merger, the parties shall use commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Takeover Law on the transactions contemplated hereby.

5.10 Financing.

(a) Notwithstanding anything in this Agreement to the contrary, Parent and Merger Sub acknowledge and agree that Parent’s and Merger Sub’s obligations to consummate the Merger are not conditioned upon Parent’s or Merger Sub’s obtaining any financing. For the avoidance of doubt, Parent and Merger Sub acknowledge and agree that the existence of any conditions contained in the Financing Commitments or any commitment letter for any alternative financing or any agreement relating thereto shall not constitute, nor be construed to constitute, a condition to the consummation of the Merger hereunder.

(b) Each of the Parent and Merger Sub shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or replace, the Financing Commitments if such amendment, modification, waiver or replacement (x) reduces the aggregate amount of the Financing (including by increasing the amount of fees to be paid to the Financing Sources or original issue discount), unless the Debt Financing or the Equity Financing is increased by a corresponding amount or (y) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to (I) materially delay or prevent the Closing Date, (II) materially delay, prevent or otherwise make materially less likely to occur the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) or (III) adversely impact the ability of Parent or Merger Sub, as applicable, to enforce its rights against other parties to the Financing Letters or the definitive agreements with respect thereto in any material respect, and shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions (including the flex provisions) described in the Financing Commitments (provided that the Parent and Merger Sub may amend or replace the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitment as of the date hereof), including using its reasonable best efforts to (i) maintain in effect the Financing Commitments, (ii) satisfy on a timely basis (taking into account the expected timing of the Marketing Period) all conditions applicable to the Parent and Merger Sub to obtaining the Debt Financing at the Closing set forth therein that are within its control, (iii) enter into definitive agreements with respect thereto on the terms and conditions (including the flex provisions) contemplated by the Debt Financing Commitment (and provide copies thereof to the Company), (iv) consummate the Financing in accordance with the terms and conditions of the Debt Financing Commitment at or prior to the Closing, (v) cause the Financing Sources providing Debt Financing to fund on the Closing Date the Debt Financing required to consummate the Merger and the other transactions contemplated hereby in accordance with the terms and conditions of the Debt Financing Commitment. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment, the Parent shall promptly notify the Company and shall use its reasonable best efforts to arrange to obtain alternative debt financing from alternative debt sources on terms and conditions no less favorable to the Parent and Merger Sub (in the reasonable judgment of the Parent) and in an amount sufficient to consummate the transactions contemplated hereby promptly following the occurrence of such event. For the avoidance of doubt, in no event shall any Guarantor be required to provide any financing other than equity financing, which equity shall in no event be required to exceed the respective amounts set forth in the Equity Financing Commitment, and in no event shall the Parent or Merger Sub be required to seek or obtain equity financing other than the Equity Financing. The Parent shall promptly deliver to the Company true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide the Parent and Merger Sub with any portion of the Financing. For purposes of this Section 5.10 and Section 4.4, references to “Financing” and “Debt Financing” shall include the financing contemplated by the Financing Commitments as permitted by this Section 5.10 to be amended, modified or replaced and references to “Financing Commitments” and “Debt Financing Commitment” shall include such documents as permitted by this Section 5.10 to be amended, modified or replaced, in each case from and after such amendment, modification or replacement.

(c) Prior to the Closing, the Company and its Subsidiaries shall provide to the Parent and Merger Sub, and shall use their reasonable best efforts to cause the officers, employees, advisors and other Representatives of the Company and its Subsidiaries to provide to the Parent and Merger Sub, all cooperation that is reasonably requested by the Parent in connection with the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including: (i) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with prospective Financing Sources, investors and ratings agencies, and reasonably cooperating with the marketing efforts of the Parent and Merger Sub and their Financing Sources, in each case in connection with the Financing; (ii) furnishing the Parent, Merger Sub and their Financing Sources as promptly as practicable with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by the Parent, including all financial statements and financial and other data of the type customarily included in a bank information memorandum (including pro forma financial information), and other documents reasonably requested by the Financing Sources to consummate the Financings at the time the Financings are to be consummated, including all information and data necessary to satisfy the conditions set forth in paragraphs 5 and 6 of Exhibit C of the Debt Financing Commitment; provided that the Company shall only be required to furnish pro forma information relating to the Merger incorporating proposed debt and equity capitalization if Parent has provided the Company with the assumptions for such pro forma preparation at least ten days prior to the date such pro forma information is required to be delivered (information and data required to be delivered pursuant to this clause (ii) being referred to as the “Required Information”);

(iii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda (including, to the extent necessary, a bank information memorandum that does not include material non-public information), prospectuses and similar documents required in connection with the Financing; (iv) executing and delivering any pledge and security documents and otherwise reasonably facilitating the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages, other definitive financing documents or other certificates or documents (subject to the occurrence of the Closing) as may reasonably be requested by the Parent; (v) obtaining a certificate of the chief financial officer of the Company with respect to solvency matters in the form attached as Annex I to Exhibit C to the Debt Financing Commitment to the extent reasonably required by the Financing Sources in customary form, customary authorization letters with respect to the bank information memoranda from a senior officer of the Company and consents of accountants for use of their reports in any materials relating to the Debt Financing; (vi) using reasonable best efforts to obtain accountants’ comfort letters, legal opinions, surveys and title insurance at the expense of and as reasonably requested by the Parent on behalf of the Financing Sources; (vii) taking all reasonable actions, subject to the occurrence of the Closing, necessary to permit the consummation of such Debt Financing and to permit the proceeds thereof to be made available to the Company, including entering into one or more credit agreements, indentures and/or other instruments on terms satisfactory to the Parent in connection with such Debt Financing immediately prior to (and conditioned upon the occurrence of) the Effective Time to the extent direct borrowings or debt incurrence by the Company is contemplated in the Debt Financing Commitment; (viii) at least five days prior to the Closing, providing all documentation and other information about the Company and each of its Subsidiaries as is reasonably requested in writing by the Parent at least ten days prior to the Closing which is in connection with the Debt Financing relates to applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act; and (ix) providing unaudited consolidated quarterly and monthly financial statements of the Company (excluding footnotes) consisting of a balance sheet, income statement and statement of cash flows to the extent, in the case of monthly statements, the Company customarily prepares such financial statements; provided, however, that the Company shall not be required to enter into or perform under any agreement with respect to the Financing that is not contingent upon the Closing or that would be effective prior to the Closing. The Company shall not be required to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time. The Parent shall indemnify and hold harmless the Company and its Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing and any information (other than information furnished by or on behalf of the Company of its Subsidiaries) utilized in connection therewith. The Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company in connection with such cooperation. Without granting any ownership or other rights, the Company hereby consents to the reasonable and customary use of its and its Subsidiaries’ logos in connection with the Debt Financing contemplated by the Debt Financing Commitment; provided, that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries.

(d) Without prejudice to Section 5.13, to the extent permitted by Law, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, reasonably cooperate with and to otherwise provide prompt assistance to the Parent and its Representatives in connection with the Parent’s review of and planning for any internal structuring or reorganization of the Company’s Subsidiaries, employees, assets or liabilities and, if directed by Parent, to cause any such internal structuring or reorganization to be effectuated at or immediately prior to the Closing (provided that the formation or incorporation of new wholly-owned Subsidiaries may occur upon Parent’s reasonable request at any time following the date hereof); provided that such cooperation will not unreasonably interfere with the ongoing operations of the Company.

5.11 Treatment of Existing Indebtedness.

(a) On or prior to the second Business Day prior to the Effective Time, the Company shall deliver to the Parent a copy of a payoff letter, in commercially reasonable form, from the Agent (as defined in the Loan and Security Agreement) under the Loan and Security Agreement, which payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations related to any Obligations (as defined in the Loan and Security Agreement) under the Loan and Security Agreement as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount, the Loan and Security Agreement and related instruments evidencing the Loan and Security Agreement shall be terminated and (iii) state that all Liens, guarantees and agreements to subordinate in connection therewith relating to the assets and properties of the Company or any of its Subsidiaries securing such Obligations shall be, upon the payment of the Payoff Amount, released and terminated. The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to deliver all notices and take all other actions to facilitate the termination of the Loan and Security Agreement, the repayment in full of all Obligations then outstanding thereunder and the release of all Liens and the termination of all guarantees (including reflecting the release of the pledge of quotas of the Brazil Subsidiaries in their respective articles of association) and the agreements evidencing subordination in connection therewith on the Closing Date prior to the Closing; provided that this Section 5.11(a) shall not require the Company or any of its Subsidiaries to cause such repayment, release and termination unless the Closing shall occur substantially concurrently.

(b) The Company shall (i) prepare notices of redemption for all of the outstanding Notes pursuant to Article III of the Indenture, (ii) use its commercially reasonable efforts to cause the Trustee (as defined in the Indenture) to proceed with the redemption of the Notes on notice of 30 days before the redemption date and provide such notice and take any such action as is reasonably necessary to cause the Trustee to mail the notice of redemption to each Holder (as defined in the Indenture) of the Notes on the Closing Date, (iii) obtain officer’s certificates pursuant to the terms of the Indenture stating that, subject to delivery of funds as arranged by the Parent or Merger Sub, all conditions precedent to the satisfaction and discharge of the Notes have been satisfied, (iv) use its commercially reasonable efforts to obtain an appropriate opinion of counsel pursuant to the terms of the Indenture stating that, subject only to delivery of funds as arranged by the Parent and Merger Sub, all conditions precedent to the satisfaction and discharge of the Notes have been satisfied, (v) provide the Parent the opportunity to review and comment on each of the foregoing notices, certificates and opinions reasonably in advance of their delivery and (vi) use its commercially reasonable efforts to take all other actions and prepare all other documents as may be reasonably necessary or appropriate to (A) issue an irrevocable notice of redemption as of the Closing Date (which issuance shall occur immediately prior to the Closing) for all of the Notes (subject to the irrevocable deposit of funds with the Trustee immediately prior to the Closing by the Company as arranged by the Parent and Merger Sub) providing for the redemption 30 days after the Closing Date of all of the outstanding aggregate principal amount of the Notes (together with all interest, prepayment premiums, penalties, breakage costs or similar obligations related to the Notes) pursuant to the requisite provisions of the Indenture, (B) facilitate the satisfaction and/or discharge of the Notes pursuant to the Indenture, and redeem, satisfy and discharge the Notes in accordance with the terms of the Indenture immediately prior to Closing and (C) obtain the release (including written evidence thereof) of all Liens and the termination of all guarantees (including reflecting the release of the pledge of quotas of the Brazil Subsidiaries in their respective articles of association) and agreements to subordinate in connection therewith relating to the assets and properties of the Company or any of its Subsidiaries securing the Notes immediately prior to the Closing.

5.12 Cash and Marketable Securities. To the extent requested by the Parent, the Company and its Subsidiaries shall cooperate in good faith and use reasonable efforts, to the extent permitted by Law and subject to the reasonable operational requirements of the Company and its Subsidiaries, to (a) repatriate cash, as requested by the Parent, to the United States, the Cayman Islands and/or Brazil (including by direct or indirect transfers of cash, dividends or intercompany loans), in as tax- and cost-efficient manner as reasonably practicable, with a view to maximizing the amount of the Company’s cash held in the United States, the Cayman Islands and/or Brazil on the Closing Date, and (b) sell, in as tax- and cost-efficient manner as reasonably practicable, such amount and type of the marketable securities then owned by the Company and its Subsidiaries, in each case with effect as of a date reasonably proximate to the Closing Date.

5.13 Tax Matters. At the direction of Parent, the Company and its Subsidiaries will cooperate with Parent to prepare and submit a request for a tax ruling from the tax authorities in the Netherlands as promptly as practicable after the date hereof regarding the transfer of SMART Modular Technologies (NL) B.V. to a newly formed Luxembourg or other European holding company. The Company and its Subsidiaries will also consider in good faith seeking additional tax rulings from the tax authorities in the Netherlands as requested by Parent. The Company and its Subsidiaries shall not take any action in connection with or related to such ruling without Parent’s direction and prior written consent and will cooperate with Parent to keep Parent timely informed on all matters related to such ruling.

5.14 Resignation of Directors. At the Closing, the Company shall deliver to the Parent evidence reasonably satisfactory to the Parent of the resignation of all directors of the Company effective at the Effective Time.

5.15 Delisting. The Surviving Corporation will use its commercially reasonable efforts to cause the shares of Common Stock to be de-listed from the NASDAQ and de registered under the Exchange Act as soon as practicable following the Effective Time.

5.16 Section 16 Matters. Prior to the Effective Time, the Company will take all such steps as may be reasonably necessary or advisable hereto to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of shares of Common Stock (including derivative securities with respect to shares of Common Stock) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or, to the extent permitted under applicable Law, waiver by the Parent and the Company) at or prior to the Effective Time of the following conditions:

(a) The Shareholder Approval shall have been obtained.

(b) All applicable waiting periods (and any extensions thereof) under the HSR Act and the antitrust and competition Laws of the jurisdictions listed on Section 6.1(b) of the Disclosure Schedule shall have expired or otherwise been terminated, and the parties shall have received all other necessary pre-closing authorizations, consents and approvals of all Governmental Entities in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby (including the Merger).

(c) No provision of any applicable Law making illegal or otherwise prohibiting the consummation of the Merger shall be in effect and no temporary, preliminary or permanent restraining Order preventing the consummation of the Merger shall be in effect.

6.2 Conditions to Obligations of the Parent and Merger Sub to Effect the Merger. The respective obligations of the Parent and Merger Sub to effect the Merger shall be subject to the fulfillment (or, to the extent permitted under applicable Law, waiver by the Parent) at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of the Company set forth in this Agreement (other than Sections 3.2(a), 3.2(b), 3.2(g) and 3.3) will be true and correct (without giving effect to any qualification or limitation as to “materiality” or “Material Adverse Effect” contained herein) as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) the representations and warranties of the Company set forth in Sections 3.2(a), 3.2(b), 3.2(g) and 3.3 will be true and correct as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except for de minimis failures of such representations and warranties to be so true and correct.

(b) The Company shall have performed in all material respects all of the covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c) The Company shall have delivered to the Parent a certificate, dated as of the Closing Date and signed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer certifying to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

(d) There has not been any change, event, development or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) All actions such that the Loan and Security Agreement shall be terminated in accordance with the terms set forth therein immediately prior to the Closing shall have been taken.

(f) All actions such that all Liens securing the Notes shall be released and the Indenture shall cease to be of further effect pursuant to Article VIII thereof, in each case, immediately prior to Closing shall have been taken.

6.3 Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment (or, to the extent permitted under applicable Law, waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of each of the Parent and Merger Sub set forth in this Agreement will be true and correct as of the Effective Time (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not prevent, materially delay or otherwise materially and adversely affect the ability of the Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(b) The Parent and Merger Sub shall have performed in all material respects all of the covenants required to be performed by them under this Agreement at or prior to the Closing Date.

(c) The Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed on behalf of the Parent and Merger Sub by a duly authorized officer of the Parent, certifying to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

ARTICLE VII

TERMINATION; REMEDIES

7.1 Termination of Agreement. This Agreement may be terminated (notwithstanding receipt of the Shareholder Approval) as follows:

(a) by mutual written consent of Merger Sub and the Company at any time prior to the Effective Time;

(b) by either Merger Sub or the Company, if any Governmental Entity will have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action will have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to the party seeking to terminate if the issuance of such Order or other action was primarily due to the failure of such party to perform in all material respects any of its obligations contained in this Agreement;

(c) by either Merger Sub or the Company, if the Merger does not occur on or before 5:00 P.M. New York City time on October 26, 2011 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to the party seeking to terminate if the failure of such party (or in the case of Merger Sub, the Parent) to perform in all material respects any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the primary cause of the failure of the Effective Time to occur on or before the End Date;

(d) by either Merger Sub or the Company, if the Company Shareholders Meeting shall have been held and completed and adoption of this Agreement by the shareholders of the Company referred to in Section 6.1(a) shall not have been obtained at such Company Shareholders Meeting or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement pursuant to this 7.1(d) shall not be available to the party seeking to terminate if the failure of such party to perform in all material respects any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the primary cause of the failure of the adoption of this Agreement by the shareholders of the Company referred to in Section 6.1(a);

(e) by the Company, at any time prior to the time the Shareholder Approval being obtained, in order to enter into an Alternative Proposal Agreement in compliance with Section 5.3(f) that effects a Superior Proposal; provided that (i) such Alternative Proposal Agreement did not result from a breach of Section 5.3 and (ii) the Company has paid the Company Termination Fee in compliance with Section 7.2 prior to or simultaneously with such termination;

(f) by Merger Sub, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or 6.2 and (ii) (x) cannot be cured by the End Date or (y) if capable of being cured, shall not have been cured within 30 days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Merger Sub’s intention to terminate this Agreement if such breach or failure is not cured) from Merger Sub of such breach or failure; provided that Merger Sub shall not have a right to terminate this Agreement pursuant to this Section 7.1(f) if Parent or it is then in breach of any representations, warranties covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 6.1 or 6.3;

(g) by the Company, if the Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or 6.3 and (ii) (x) cannot be cured by the End Date or (y) if capable of being cured, shall not have been cured within 30 days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and the Company’s intention to terminate this Agreement if such breach or failure is not cured) from the Company of such breach; provided that the Company shall not have a right to terminate this Agreement pursuant to this Section 7.1(g) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 6.1 or 6.2;

(h) by the Company, if (i) all of the conditions set forth in Section 6.1 and 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), (ii) the Parent and Merger Sub fail to complete the Closing within three (3) Business Days following the date the Closing should have occurred pursuant to Section 1.2, (iii) the Company irrevocably confirmed in writing that (x) all of the conditions set forth in Sections 6.1 and 6.3 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) or will be waived by the Company and (y) it is prepared to consummate the Closing and (iv) the Company stood ready, willing and able to consummate the Closing, during such period; or

(i) by Merger Sub, at any time prior to the Shareholder Approval being obtained, if (A) the Board of Directors or any committee thereof (or the Company) shall have made a Company Adverse Recommendation Change, (B) the Board of Directors fails to include in the Proxy Statement when mailed, the Board Recommendation, (C) the Company enters into an Alternative Proposal Agreement or (D) the Board of Directors or any committee thereof (or the Company) publicly announces its intention to do any of the foregoing.

Written notice of termination other than pursuant to Section 7.1(a) shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is being made.

7.2 Certain Remedies.

(a) Company Termination Fee.

(i) If (A) (i) this Agreement is terminated pursuant to Section 7.1(d), (ii) any Person shall have publicly disclosed a bona fide Alternative Proposal on or after the date hereof but prior to the Company Shareholder Meeting and such Alternative Proposal shall not have been withdrawn at least three Business Days prior to the Company Shareholder Meeting, and (iii) within 12 months after the Termination Date, the Company or any of its Affiliates (x) consummates an Alternative Proposal or (y) enters into a definitive agreement with respect to an Alternative Proposal and ultimately consummates an Alternative Proposal (in each case whether or not the Alternative Proposal was the same Alternative Proposal referred to in clause (ii)), or (B) (i) this Agreement is terminated pursuant to Section 7.1(c), or 7.1(f), (ii) any Person shall have made a bona fide Alternative Proposal on or after the date hereof but prior to the date that this Agreement is terminated pursuant to Section 7.1, and (iii) within 12 months after the Termination Date, the Company or any of its Affiliates (x) consummates an Alternative Proposal or (y) enters into a definitive agreement with respect to an Alternative Proposal and ultimately consummates an Alternative Proposal (in each case whether or not the Alternative Proposal was the same Alternative Proposal referred to in clause (ii)), then the Company will pay the Parent’s designees an aggregate amount equal to the Company Termination Fee, less any Parent Expenses paid by the Company pursuant to Section 7.2(c).

(ii) If this Agreement is terminated (x) by the Company pursuant to Section 7.1(e) or (y) by Merger Sub pursuant to Section 7.1(i), then the Company will pay the Parent’s designees an aggregate amount equal to the Company Termination Fee.

(iii) For the purpose of this Section 7.2(a), all references in the term Alternative Proposal to “20% or more” will be deemed to be references to “more than 50%”.

(iv) The Company Termination Fee will be paid in the aggregate to the Parent’s designees by the Company in immediately available funds (x) in the case of Section 7.2(a)(i) or 7.2(a)(ii)(y), within two (2) Business Days after the date of the event giving rise to the obligation to make such payment and (y) in the case of Section 7.2(a)(ii)(x), prior to or contemporaneously with such termination of this Agreement (and any purported termination pursuant to Section 7.1(e) shall be void and of no force or effect unless the Company shall have made such payment).

(v) As used in this Agreement, “Company Termination Fee” means (A) an amount equal to Twelve Million Nine Hundred Thousand Dollars ($12,900,000) if the Company Termination Fee becomes payable pursuant to Sections 7.1(e) or 7.1(i) in connection with the Company entering into an Alternative Proposal Agreement in compliance with Section 5.3 that reflects a Superior Proposal with an Excluded Party, and (B) an amount equal to Nineteen Million Four Hundred Thousand Dollars ($19,400,000) in all other circumstances.

(b) Parent Termination Fee.

(i) If this Agreement is terminated by the Company pursuant to (x) Section 7.1(g), and at such time the conditions set forth in Sections 6.1 and 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing and those conditions that the Parent’s or Merger Sub’s breach of this Agreement have caused not to be satisfied), or (y) Section 7.1(h), then the Parent will pay the Company an amount equal to Fifty Eight Million One Hundred Thousand Dollars ($58,100,000) (the “Parent Termination Fee”). Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Parent Termination Fee or expanding the circumstances in which the Parent Termination Fee is to be paid, it is agreed that the Parent Termination Fee is liquidated damages, in a reasonable amount will compensate the Company in the circumstances in which the Parent Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and not a penalty, and the payment of the Parent Termination Fee in the circumstances specified herein is supported by due and sufficient consideration.

(ii) In the event the Parent Termination Fee is payable, such fee will be paid to the Company by the Parent in immediately available funds within two (2) Business Days after the date of the event giving rise to the obligation to make such payment.

(c) Reimbursement of Expenses. Without limiting or otherwise affecting in any way the other remedies available to the Parent or Merger Sub, in the event of termination of this Agreement pursuant to Section 7.1(d), then the Company shall promptly, but in no event later than two (2) Business Days after the Termination Date, pay the Parent’s designee 50% of the documented out-of-pocket Expenses incurred by the Parent, Merger Sub and their respective Affiliates in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby (the “Parent Expenses”) up to a maximum amount of Five Million Dollars ($5,000,000),by wire transfer of same day funds.

(d) Each of the parties hereto acknowledge and agree that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated hereby, and that without these agreements, the other party would not enter into this Agreement. Accordingly, if the Company or Parent or Merger Sub, as the case may be, fails to timely pay any amount due pursuant to this Section 7.2, and in order to obtain payment, Parent and Merger Sub or the Company, as the case may be, commence an Action which results in a judgment in favor of Parent and/or Merger Sub, on the one hand, or the Company, on the other hand, then the non-prevailing party or parties (as the case may be) shall pay each of the other party or parties, as applicable, its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with such Action, together with interest on such payment at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually made.

7.3 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Merger Sub as provided in Section 7.1, this Agreement will forthwith become void and have no further force or effect, without any Liability (other than as set forth, and subject to the limitations included, in Section 7.2 or this Section 7.3) on the part of the Parent, Merger Sub or the Company (or any Representative of any such party); provided, however, that the provisions of Sections 5.6(c), 7.2, 7.3, 7.4 and Article VIII and, subject to the terms and conditions set forth therein, the Non-Disclosure Agreement and the Limited Guarantees will survive any termination hereof; provided, further, however, that subject to the terms of this Section 7.3, nothing in this Section 7.3(a) shall relieve any party of any Liability for any material breach by such party of this Agreement prior to the Effective Time.

(b) Notwithstanding anything to the contrary in this Agreement, in the event that the Company Termination Fee is paid to the Parent (or its designees), payment of the Company Termination Fee shall be the sole and exclusive remedy of the Parent, Merger Sub and each of their respective Affiliates against the Company and any of its former, current and future Affiliates, and each of their respective directors, officers, employees, shareholders, controlling Persons or Representatives for any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the transactions contemplated hereby; and in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c) Notwithstanding anything to the contrary in this Agreement, if the Parent and Merger Sub fail to effect the Closing when required by Section 1.2 for any or no reason or otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, (i) the Company’s and its Affiliates’ sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Parent, Merger Sub, the Guarantors and any of their respective former, current and future direct or indirect equityholders, controlling persons, shareholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, Financing Sources or assignees (each a “Related Party” and collectively, the “Related Parties”) or any Related Party of any Related Party for any breach, loss or damage shall be to terminate this Agreement and receive payment of the Parent Termination Fee and any amounts due pursuant to Section 7.2(d), in each case, only to the extent provided by Sections 7.2(b) or 7.2(d) or pursuant to the Limited Guarantees, as applicable, and (ii) except as provided in the immediately foregoing clause (i), none of the Related Parties or any Related Party of a Related Party will have any Liability to the Company or any of its Affiliates relating to or arising out of this Agreement, the Limited Guarantees (except, for the avoidance of doubt, for the Guarantors’ obligation under their respective Limited Guarantees, subject to the limitations contained therein), the Financing Commitments or in respect of any other document or theory of law or equity or in respect of any representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. The parties acknowledge and agree that in no event will the Parent be required to pay the Parent Termination Fee on more than one occasion. Upon payment of the Parent Termination Fee and any amounts due pursuant to Section 7.2(d), none of the Related Parties or any Related Party of any Related Party shall have any further Liability to the Company or any of its Affiliates relating to or arising out of this Agreement, the Limited Guarantees, the Financing Commitments or in respect of any other document or theory of law or equity or in respect of any representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and none of the Related Parties or any Related Party of any Related Party shall have any further Liability to the Company or any of its Affiliates relating to or arising out of this Agreement or the transactions contemplated hereby.

7.4 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached by the Company and that money damages may not be an adequate remedy therefor. It is accordingly agreed that the Parent and Merger Sub shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the Company and to seek to enforce specifically the terms and provisions of this Agreement against the Company without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Notwithstanding anything herein to the contrary, the parties further agree that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Parent or Merger Sub, to enforce specifically the terms and provisions of this Agreement against the Parent or Merger Sub or otherwise to obtain any equitable relief or remedy against the Parent or Merger Sub and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy available to the Company set forth in Sections 7.2(b) and 7.3(c).

ARTICLE VIII

MISCELLANEOUS

8.1 No Third-Party Beneficiaries. This Agreement will not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, other than: (a) Sections 5.8 and 7.3 (which will be for the benefit of the Persons (including, with respect to Section 7.3, the Financing Sources) set forth therein, and any such Person will have the rights provided for therein); (b) Sections 8.7 and 8.13 (which shall be for the benefit of, among others, the Financing Sources, and the Financing Sources, among others, will have the rights provided for therein); and (c) this Article VIII in respect of the Sections set forth under the foregoing clauses (a) and (b).

8.2 Entire Agreement. This Agreement (including the Exhibits and the Schedules hereto), together with the Non-Disclosure Agreement, the Limited Guarantees and the Financing Commitments, constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they related in any way to the subject matter hereof.

8.3 Succession and Assignment. This Agreement will be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties; provided, however, that the Parent or Merger Sub may assign their respective rights, interests or obligations hereunder to any Affiliate of the Parent without the consent of the other parties hereto, but no such assignment shall relieve the assigning party of its obligations hereunder. Any purported assignment not permitted under this Section 8.3 shall be null and void.

8.4 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

8.5 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others (except for notices specifically required to be delivered orally) shall be in writing and delivered personally or sent by facsimile or overnight courier:

If to the Company, to:

Smart Modular Technologies (WWH), Inc.

39870 Eureka Drive

Newark, California 94560

Fax No.: 510-624-8231

Attention: Bruce Goldberg

with copies (which shall not constitute notice) to:

Kaye Scholer LLP

Two Palo Alto Square, Suite 400

3000 El Camino Real

Palo Alto, California 94306

Fax No.: 650-319-4918

Attention: Diane Holt Frankle

and

Davis, Polk and Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

Fax No.: (650) 752-3604

Attention: Alan Denenberg

If to the Parent or Merger Sub, to:

c/o Silver Lake Partners

c/o Silver Lake Sumeru

2775 Sand Hill Road, Suite 100

Menlo Park, California 94025

Fax No.: (650) 233-8125

Attention: Karen King

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, California 94304

Fax No.: (650) 251-5002

Attention: Peter S. Malloy

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party (i) upon actual receipt, if delivered personally; (ii) upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein); or (iii) at the end of the next Business Day after deposit with an overnight courier, if sent by a nationally recognized overnight courier.

8.6 Governing Law. This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws (provided that the Merger and any exercise of appraisal and dissention rights with respect to the Merger shall be governed by the laws of the Cayman Islands).

8.7 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE FINANCING COMMITMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, INCLUDING THE MERGER AND THE FINANCING. EACH OF THE PARTIES (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.7.

8.8 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

8.9 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible; provided that the parties intend that the remedies and limitations thereon (including provisions that payment of the Parent Termination Fee be the exclusive remedy for the Company as provided under Section 7.3) contained in Article VII to be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Financing Commitments or the Limited Guarantees.

8.10 Expenses. Except as otherwise specifically provided in this Agreement (including Section 7.2(c)), whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such Expenses; provided that any fees incurred in connection with (i) any filings under the HSR Act and any Other Antitrust Laws and (ii) the filing fee for the Proxy Statement and the Schedule 13E-3, in each case, shall be borne equally by the Company, on the one hand, and the Parent and Merger Sub, on the other hand. As used in this Agreement, “Expenses” means, with respect to any Person, the fees and expenses of legal counsel, investment bankers, brokers, finders, financial advisors, accountants and other advisors (including any representatives of legal counsel, investment bankers, accountants or other advisors) incurred by or on behalf of such Person and its Affiliates prior to the Closing in connection with the preparation, execution and performance of this Agreement and the other transactions contemplated hereby.

8.11 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any certificate delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, will survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article VIII.

8.12 Incorporation of Exhibits and Schedules. The Exhibits and Schedules (including the Disclosure Schedule) identified in this Agreement are incorporated herein by reference and made a part hereof.

8.13 Exclusive Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, the Financing Commitments or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, the Financing Commitments or the transactions contemplated hereby or thereby in any New York State or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other matter provided by law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to such party at the addresses set forth in Section 8.5 shall be effective service of process for any suit, action or proceeding brought in any such court. Each of the parties hereto agrees that that the submissions, waivers and agreements in this Section 8.13 shall extend to any action or proceeding that involves any Financing Source.

8.14 Counterparts. This Agreement may be executed and delivered (including by facsimile, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.15 Amendments. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, whether before or after adoption of this Agreement by the shareholders of the Company; provided, however, that, after adoption of this Agreement by the shareholders of the Company, no amendment may be made which by law requires the further approval of the shareholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

8.16 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

8.17 Certain Definitions.

(a) When used in this Agreement, the following terms will have the meanings assigned to them in this Section 8.17(a):

“Action” means any investigation, litigation, claim, action, arbitration, suit, hearing or proceeding (whether civil, criminal or administrative).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person; provided that none of the Parent, Merger Sub or any of the Guarantors shall be considered Affiliates of any portfolio company in which the Guarantors or any of their investment fund Affiliates have made a debt or equity investment (and vice versa). For purposes of this definition, “Control” (including the terms “Controlled by” and “under common Control with”) means possession of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, as trustee or executor, by Contract or otherwise.

“Brazil Module Subsidiary” means Smart Modular Technologies do Brasil — Indústria e Comércio de Componentes Ltda.

“Brazil Semiconductor Subsidiary” means Smart Modular Technologies Indústria de Componentes Eletrônicos Ltda.

“Brazil Subsidiaries” means the Brazil Semiconductor Subsidiary and the Brazil Module Subsidiary.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in New York, New York are authorized or required by Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Equity Incentive Plan” means the Company’s Amended and Restated Stock Incentive Plan.

“Company-Owned Intellectual Property” means Company-Registered Intellectual Property and all material unregistered Intellectual Property, including any source code, owned by the Company or its Subsidiaries.

“Company Restricted Stock Awards” means awards of restricted stock units to be settled in Common Stock upon vesting and issued under the Company Equity Incentive Plan.

“Company Stock Options” means options to purchase Common Stock issued under the Company Equity Incentive Plan.

“Contract” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract, commitment, arrangement, understanding or other agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended.

“Excluded Party” shall mean any Person, “group” (within the meaning of Section 13(d)(3) of the Exchange Act) or group that includes any Person (so long as such Person and the other members of such group, if any, who were members of such group immediately prior to the No-Shop Period Start Date constitute at least 50% of the equity financing of such group at all times following the No-Shop Period Start Date and prior to the termination of this Agreement) from whom the Company or any of its Representatives has received during the Go-Shop Period a bona fide written Alternative Proposal that the Special Committee determines in good faith (such determination to be made on or prior to the No-Shop Period Start Date), after consultation with outside counsel and its financial advisors, is or is reasonably expected to result in a Superior Proposal; provided, however, that any such Person or group shall cease to be an “Excluded Party” at such time after the No-Shop Period Start Date (i) as discussions or negotiations between the Company and such Person or group with respect to the Alternative Proposal made by such Person or group shall have expired or terminated (including immediately upon the withdrawal, termination or expiration of such Alternative Proposal, unless concurrently replaced by another Alternative Proposal by such Excluded Party) or (ii) that the Alternative Proposal made by such Person or group fails, in the good faith judgment of the Special Committee, after consultation with outside counsel and its financial advisors, to constitute a Superior Proposal or an Alternative Proposal that is or is reasonably expected to result in a Superior Proposal.

“Financing Sources” means the Persons that have committed to provide or otherwise entered into agreements in connection with the Debt Financing Commitment or alternative debt financings in connection with the transactions contemplated hereby, including the parties named in Section 4.4 and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto together with their Affiliates, officers, directors, employees and representatives involved in the Debt Financing and their successors and assigns.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States, international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self regulatory organization.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder, as amended.

“Indebtedness” means (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its Subsidiaries, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company or any of its Subsidiaries, (iii) any obligations for the deferred purchase price of property, goods or services to any Person other than the Company or any of its Subsidiaries, (iv) any capital lease obligations to any Person other than the Company or any of its Subsidiaries, (v) any obligations in respect of letters of credit and bankers’ acceptances, or (v) any guaranty of any such obligations described in clauses (i) through (v) of any Person other than the Company or any of its Subsidiaries (other than, in the case of clauses (i), (ii) and (iii), accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business consistent with past practices); provided that trade payables incurred in the ordinary course of business consistent with past practices and real estate lease obligations are deemed not to be Indebtedness for the purposes of this Agreement.

“Indenture” means that certain Indenture dated as of March 28, 2005, among the Company, the Guarantors party thereto and U.S. Bank National Association, as trustee.

“Intellectual Property” means all worldwide intellectual property rights, including: (i) trade secrets, inventions (whether or not patentable), discoveries, confidential and proprietary information, technologies, know-how, processes, methods, algorithms, schematics, R&D information, techniques, technical information, specifications, drawing, methods, technical data, designs, and documentation related to the foregoing (collectively, “Trade Secrets”); (ii) patents and applications therefor, including all disclosures, continuations and continuations-in-part thereof and patents issuing thereon, along with any reexaminations, reissues and extensions thereof; (iii) trademarks, trade names, trade dress, brand names, corporate names, domain names, trademark registrations, trademark applications, service marks, service mark registrations and service mark applications and other source indicators (whether registered, unregistered or existing at common law, including all goodwill attaching thereto); and (iv) copyrights, copyrightable works, computer software and databases, including copyright registrations, copyright applications and unregistered common law copyrights.

“Knowledge of the Company” or any similar phrase means the knowledge of the persons set forth on Section 8.17(a) of the Disclosure Schedule after due inquiry.

“Law” means any statute, law (including common law), ordinance, rule, code, directive, treaty provision or regulation of any Governmental Entity.

“Liability” means all indebtedness, obligations and other liabilities and contingencies of a Person, whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due.

“Lien” means any mortgage, lien, pledge, claim, option to purchase or lease or otherwise acquire any interest, charge, security interest, hypothecation, easement, right-of-way or other encumbrance in respect of such property or asset.

“Loan and Security Agreement” means that certain Second Amended and Restated Loan and Security Agreement, among the Company, Wells Fargo Bank, National Association and the other parties thereto, dated as of April 30, 2007, as amended or supplemented from time to time.

“Malaysian Subsidiary” means SMART Modular Technologies Sdn. Bhd.

“Marketing Period” shall mean the first period of 20 consecutive calendar days commencing five Business Days following receipt by the Parent of the Required Information that the Company is required to provide and throughout which (A) the Parent shall have the Required Information that the Company is required to provide to Parent pursuant to Section 5.10(c), provided that if the Company shall in good faith reasonably believe it has provided the Required Information and that the conditions set forth in clause (B) below have been satisfied, the Company may deliver to Parent a written notice stating that it believes that it has completed such delivery, in which this clause (A) shall be deemed satisfied, unless Parent in good faith reasonably believes that the Company has not completed the delivery of the Required Information and delivers a notice to the Company to such effect within five Business Days after receipt of the Company’s notice, stating with reasonable specificity material deficiencies in the Required Information as delivered by the Company to date (it being understood that if at any time during the Marketing Period the Required Information becomes stale or otherwise does not include the “Required Information”, as defined, then the Marketing Period shall not have commenced) and (B) the conditions set forth in Sections 6.1 and 6.2 shall be satisfied (other than those conditions that by their nature can only be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 6.1 and 6.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20 consecutive calendar-day period; provided, however, that (x) if the Marketing Period has not been completed on or prior to August 18, 2011, the Marketing Period shall commence no earlier than September 6, 2011, and (y) the “Marketing Period” shall not be deemed to have commenced if, prior to the completion of such 20 consecutive calendar-day period, (i) KPMG LLP shall have withdrawn its audit opinion with respect to any year-end financial statements contained in the SEC Filings, (ii) the Company shall have publicly announced any intention to restate any material financial information included in the Required Information, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such restatement has been completed and the SEC Filings have been amended or the Company has determined that no restatement shall be required, or (iii) the Company shall have been delinquent in filing any periodic report with the SEC (exclusive of Reports on Form 8-K that do not contain financial information) required under the Exchange Act, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such delinquency is cured.

“Material Adverse Effect” means any change, effect, event or occurrence that (A) has a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries taken as a whole or (B) prevents or materially delays the Company from performing its obligations under this Agreement in any material respect; provided, however, that no change, effect, event or occurrence to the extent arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been a Material Adverse Effect: (i) (A) general economic, financial, political, capital market, credit market, or financial market conditions or (B) general conditions affecting any of the industries in which the Company and its Subsidiaries operate; (ii) changes in Law or changes in GAAP or accounting standards, in either case, occurring after the date hereof; (iii) any natural disasters, pandemics or acts of war (whether or not declared), sabotage or terrorism, or an escalation or worsening thereof; (iv) the entry into, announcement or performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein (other than Section 5.1(a)), and the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any shareholder litigation arising from allegations of breach of fiduciary duty relating to this Agreement or the transactions contemplated by this Agreement, except that this clause (iv) shall not apply with respect to the representations and warranties contained in Section 3.4; (v) any changes in the price or trading volume of the Common Stock (provided that the underlying change, effect, event or occurrence that caused or contributed to such change in market price or trading volume shall not be excluded); (vi) any failure by the Company to meet projections or forecasts (provided that the underlying change, effect, event or occurrence that caused or contributed to such failure to meet projections or forecasts shall not be excluded); and (vii) any change or prospective change in the Company’s credit rating (provided that the underlying change, effect, event or occurrence that caused or contributed to such change or prospective change in the Company’s credit rating shall not be excluded); provided, further, however, that the change, effect, event or occurrence referred to in the preceding clauses (i), (ii) and (iii) shall be excluded pursuant to such clause only to the extent such change, effect, event or occurrence does not adversely affect the Company and its Subsidiaries, taken as a whole, disproportionately to other companies operating in the industries in which the Company and its Subsidiaries compete (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably likely to be, a Material Adverse Effect).

“Notes” means the Company’s Senior Secured Floating Rate Notes due 2012 issued pursuant to the Indenture.

“Order” means any order, award, injunction, judgment, decree, enactment, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction.

“Other Antitrust Laws” means the antitrust and competition Laws and foreign investment Laws of all jurisdictions other than those of the United States and any other similar applicable Law.

“Permit” means any authorization, approval, consent, easement, variance, exception, accreditation, certificate, license, permit, acceptance or franchise of or from any Governmental Entity of competent jurisdiction or pursuant to any Law.

“Permitted Liens” means (a) Liens for Taxes that are not yet due and payable or that are being contested in good faith through appropriate proceedings, (b) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (c) Liens, encroachments, covenants, restrictions and other title imperfections which do not materially interfere with the present or proposed use of the properties or assets they affect, and (d) Liens set forth on Section 8.17(b) of the Disclosure Schedule.

“Person” means an individual, a corporation, a company, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any other entity or body.

“Preferred Stock” means the Preferred Shares, par value US$0.001 per share, of the Company.

“Representatives” means, with respect to any Person, the respective directors, officers, employees, counsel, accountants, agents, advisors and other representatives of such Person and its Subsidiaries.

“Schedule 13E-3” means the transaction statement on Schedule 13E-3 under the Exchange Act to be filed pursuant to Section 13(e) of the Exchange Act relating to the adoption of this Agreement by the shareholders of the Company (together with any amendments thereof or supplements thereto and including any document incorporated by reference therein).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder, as amended.

“Severance and Change of Control Agreements” means the severance and change of control agreements, dated December 10, 2010, entered into with each of Iain MacKenzie, Barry Zwarenstein, John Scaramuzzo, Alan Marten, Bruce Goldberg, Kiwan Kim, Wayne Eisenberg and John Moyer.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture, trust or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests or more than 50% of the ordinary voting power, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.

“Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, service, real property gains, transfer, employment, unemployment, disability, license, alternative or add on minimum, ad valorem, use, property, withholding, excise, production, value added, occupancy and any other taxes, customs, duties, governmental fees or similar assessments of any nature whatsoever, together with any interest, penalties or additions to tax, imposed by any Governmental Entity.

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(b) Additional Terms. The following terms are defined in the corresponding Sections of this Agreement:

Term	Page
Acceptable Confidentiality Agreement	36
Agreement	1
Alternative Proposal	36
Alternative Proposal Agreement	38
Balance Sheet Date	12
Bankruptcy Exceptions	10
Benefits Continuation Period	43
Board of Directors	1
Board Recommendation	10
Cayman Companies Law	1
Cayman Plan of Merger	2
Closing	2
Closing Date	2
Common Stock	3
Company	1
Company Adverse Recommendation Change	38
Company Employees	43
Company Plan	22
Company Plans	22
Company Registered Intellectual Property	18
Company Restricted Stock Awards	63
Company Shareholders Meeting	34
Company Stock Options	63
Company Termination Fee	55
D&O Tail Period	45
Debt Financing	28
Debt Financing Commitment	28
Disclosure Schedule	8
Dissenting Shares	5
DOL	23
DTC	6
DTC Payment	6
Effective Time	2
End Date	53
Environmental Laws	25
Equity Financing	28
Equity Financing Commitment	28
Equity Incentive Amounts	4

Term	Page
Excluded Shares	3
Expenses	60
Financial Advisor	26
Financing	28
Financing Commitments	28
Foreign Benefit Plans	24
Go-Shop Period	36
Government Official	17
Guarantors	1
Indemnified Party	44
International Filings	40
Intervening Event	38
Limited Guarantees	1
Material Contracts	20
Materials of Environmental Concern	25
Memorandum and Articles of Associations	2
Merger	1
Merger Consideration	3
Merger Documents	2
Merger Sub	1
Nasdaq	11
New Plans	43
Non-Disclosure Agreement	42
No-Shop Period Start Date	36
OFAC	16
Old Plans	43
Option Exchange Ratio	4
PADIS	15
Parent	1
Parent Expenses	56
Parent Option	4
Parent Termination Fee	55
Paying Agent	6
Payment Fund	6
Payoff Amount	49
Performance Awards	4
Policies	25
PPB	15
Proxy Statement	11
Related Parties	57
Related Party	57
Required Information	47
SEC Filings	12
Shareholder Approval	10
Special Committee	1
Superior Proposal	40

Term	Page
Surviving Corporation	2
Takeover Laws	46
Tax Incentives and Benefits	15
Termination Date	31
Top Customers	21
Top Suppliers	21
Trade Secrets	64
Unaffiliated Shareholders	1
Unvested Company Stock Option	4
WARN Act	24

(c) For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted as of the date hereof, and all rules and regulations promulgated thereunder as of the date hereof; (ix) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; (x) a reference to “ordinary course” or “ordinary course of business” when used herein will be deemed to mean “ordinary course of business consistent with past practices”; and (xi) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

SMART MODULAR TECHNOLOGIES (WWH), INC.

By:	/s/ Iain MacKenzie
	Name:	Iain MacKenzie
	Title:	Director, President & CEO

SALEEN HOLDINGS, INC.

By:	/s/ Kenneth Hao
	Name:	Kenneth Hao
	Title:	President

SALEEN ACQUISITION, INC.

By:	/s/ Kenneth Hao
	Name:	Kenneth Hao
	Title:	President

[Signature Page to Agreement and Plan of Merger]